     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1995

                                                      REGISTRATION NO. 33-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                     UNITED COMPANIES FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)

                      LOUISIANA                                           71-0430414
  (State or other jurisdiction of incorporation or          (I.R.S. Employer Identification Number)
                     organization)

                                4041 ESSEN LANE
                          BATON ROUGE, LOUISIANA 70809
                                 (504) 924-6007
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                                 DALE E. REDMAN
                            CHIEF FINANCIAL OFFICER
                                4041 ESSEN LANE
                          BATON ROUGE, LOUISIANA 70809
                                 (504) 924-6007
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

       REED D. AUERBACH, ESQ.               LEE C. KANTROW, ESQ.               PETER J. GORDON, ESQ.
     STROOCK & STROOCK & LAVAN        KANTROW, SPAHT, WEAVER & BLITZER       SIMPSON THACHER & BARTLETT
        SEVEN HANOVER SQUARE          (A PROFESSIONAL LAW CORPORATION)          425 LEXINGTON AVENUE
   NEW YORK, NEW YORK 10004-2696            POST OFFICE BOX 2997           NEW YORK, NEW YORK 10017-3909
                                     BATON ROUGE, LOUISIANA 70821-2997

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      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.
                             ---------------------
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. /X/
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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                                                                        PROPOSED
                                                                         MAXIMUM
                                                                        AGGREGATE               AMOUNT OF
                                                                        OFFERING              REGISTRATION
         TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED             PRICE(1)                 FEE(2)
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
Debt Securities(3); Preferred Stock; Common Stock(4)(5)........       $200,000,000             $68,965.52
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

(1) Estimated solely for purposes of computing the registration fee.

(2) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflects the offering price rather than the principal amount of any Debt Securities issued at a discount.

(3) In addition to any Debt Securities that may be issued directly under this registration statement, there are being registered hereunder an indeterminate amount of Debt Securities as may be issued upon conversion or exchange of Debt Securities or Preferred Stock, as the case may be. No separate consideration will be received for any Debt Securities so issued upon such conversion or exchange.

(4) There are being registered hereunder an indeterminate number of shares of Common Stock as may be issued upon conversion or exchange of Debt Securities or Preferred Stock, as the case may be. No separate consideration will be received for any shares of Common Stock so issued upon such conversion or exchange.

(5) Includes Preferred Stock Purchase Rights ("Rights"). The Rights are associated with and trade with the Common Stock. The value, if any, attributable to the Rights is reflected in the market price of the Common Stock.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 19, 1995

PROSPECTUS

                     UNITED COMPANIES FINANCIAL CORPORATION

                      DEBT SECURITIES AND PREFERRED STOCK

     United Companies Financial Corporation ("UCFC" or the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), and (ii) shares of its preferred stock, par value $2.00 per share (the "Preferred Stock"), (the Debt Securities and the Preferred Stock are collectively referred to herein as the "Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities or shares of the common stock, par value $2.00 per share, of the Company (the "Common Stock"). The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances the aggregate offering price of which will not exceed $200,000,000 (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

     The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Debt Securities or Subordinated Debt Securities, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, and (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

     The Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Company. The names of any underwriters or agents of UCFC involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is             , 1995.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA (THE "NORTH CAROLINA INSURANCE COMMISSIONER") NOR HAS THE NORTH CAROLINA INSURANCE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     LOUISIANA INSURANCE LAWS AND REGULATIONS PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY AND THUS INDIRECT CONTROL OF ITS LOUISIANA DOMICILED INSURANCE SUBSIDIARIES, UNITED COMPANIES LIFE INSURANCE COMPANY AND UNITED GENERAL TITLE INSURANCE COMPANY, UNLESS SUCH PERSON HAS PROVIDED CERTAIN REQUIRED INFORMATION TO THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA AND SUCH ACQUISITION HAS BEEN APPROVED BY THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA, AFTER PUBLIC HEARING. UNDER LOUISIANA INSURANCE LAWS AND REGULATIONS, ANY PERSON WHO OWNS, CONTROLS OR HAS THE POWER TO VOTE 10% OR MORE OF THE VOTING SECURITIES OF A CORPORATION IS PRESUMED TO HAVE CONTROL OF THAT CORPORATION AND ITS SUBSIDIARIES. A SECURITY WHICH IS CONVERTIBLE INTO OR EVIDENCES A RIGHT TO ACQUIRE A VOTING SECURITY IS VIEWED AS A VOTING SECURITY. CONSEQUENTLY, NO PURCHASER IN THIS OFFERING MAY ACQUIRE, DIRECTLY OR INDIRECTLY, AN AMOUNT OF VOTING SECURITY WHICH WOULD BRING SUCH PURCHASER'S TOTAL HOLDINGS TO 10% OR MORE OF THE VOTING SECURITIES OF THE COMPANY, UNLESS SUCH PURCHASER HAS PROVIDED THE REQUIRED INFORMATION TO THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA AND THE ACQUISITION HAS BEEN APPROVED BY THE INSURANCE COMMISSIONER OF THE STATE OF LOUISIANA.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

          (c) The Company's Proxy Statement dated May 1, 1995 in connection with the Company's Annual Meeting of Shareholders held on June 14, 1995;

          (d) The Company's Current Report on Form 8-K filed on May 26, 1995;

          (e) The Company's Registration Statement on Form 8-A filed on June 9, 1995;

          (f) The description of the Company's Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A filed on August 5, 1994; and

          (g) The Company's Current Report on Form 8-K filed on June 16, 1995.

     All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DALE
E. REDMAN, CHIEF FINANCIAL OFFICER, UNITED COMPANIES FINANCIAL CORPORATION, 4041 ESSEN LANE, BATON ROUGE, LOUISIANA 70809. TELEPHONE REQUESTS MAY BE DIRECTED TO MR. REDMAN AT (504) 924-6007.

                             AVAILABLE INFORMATION

     UCFC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning UCFC may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at fees and charges prescribed by the Commission.

                                  THE COMPANY

GENERAL

     The Company, founded in 1946, is a financial services holding company having mortgage and insurance operations. The Company's mortgage operations are focused on the origination, sale and servicing of first mortgage, non-conventional, home equity loans. Loan originations are accomplished primarily through a retail branch network, which as of March 31, 1995, consisted of 143 offices in 39 states, and a wholesale loan network of correspondents and brokers. The Company's strategy for increasing loan production includes continued geographic expansion, increased wholesale loan originations, loan acquisitions and the introduction of new loan products. Home equity loan production in 1994, 1993 and 1992 was $909 million, $540 million and $301 million, respectively. Home equity loan production for the first three months of 1995 was $309 million compared to $197 million for the same period of 1994. The Company believes its loan securitizations improve its access to funding and thereby provide a distribution outlet sufficient to meet the Company's expanded home equity loan production. Increased loan production and its reduced cost of funding are the primary reasons that operating income before income taxes of the Company's mortgage operations rose to $81.2 million in 1994 from $46.3 million in 1993 and from $24.0 million in 1992. Although loan sale gains increased from $22.6 million for the first quarter of 1994 to $26.7 million for the same period in 1995, the Company's operating income before income taxes of its mortgage operations declined to $17.9 million for the first quarter of 1995 as compared to $20.4 million for the first quarter of 1994, primarily as a result of increased expenses relating to the expansion of its mortgage operations. The Company's insurance operations sell primarily single premium deferred annuities marketed in 47 states, the District of Columbia and Puerto Rico. For additional information regarding the Company's operations by business segment, see "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     The Company is incorporated in the State of Louisiana, its headquarters is located at 4041 Essen Lane, Baton Rouge, Louisiana 70809, and its telephone number is (504) 924-6007. As of March 31, 1995, the Company had approximately 1,550 employees.

MORTGAGE

     United Companies Lending Corporation ("UC Lending" or "UCLC"), the Company's wholly owned mortgage subsidiary, originates, sells and services primarily first mortgage, non-conventional, home equity loans which are typically not loans for the purchase of homes. These loans are made primarily to individuals who may not otherwise qualify for conventional loans which are readily marketable to government-sponsored mortgage agencies or conduits and available through most commercial banks and many other lending institutions. The weighted average interest rate and the weighted average loan origination fee on UC Lending home equity loans originated during 1994 were 11.7% and 6.0%, respectively, and for such loans originated during the first three months of 1995, were 12.4% and 5.2%, respectively. The Company attributes these loan terms to its belief that its customers generally place a higher priority on the amount of the monthly payment and prompt credit approval than on the interest rate and origination fees associated with the loan. Further, borrowers of non-conventional loans may present a greater credit risk and generally pay higher interest rates and loan origination fees. Management of the Company believes that any greater credit risk arising out of making loans to these borrowers is compensated by higher fees and interest rates. The average home equity loan amount at origination was approximately $41,000 during 1994, up from $39,000 during 1993, and increased to $43,000 during the first three months of 1995. This increase has been due primarily to an expansion into geographic areas where home values are higher, a de-emphasis of second mortgage loans, an expansion of loan product lines and the introduction and growth of the wholesale loan production programs. UC Lending originated $893 million of first mortgage home equity loans in 1994, up 68% from $531 million in 1993 and originated $298 million of first mortgage home equity loans during the first three months of 1995 compared to $195 million for the same period of 1994. Loan originations are accomplished primarily through a retail branch network in 39 states consisting of 143 offices as of March 31, 1995, and the wholesale loan network of correspondents and brokers. The Company's strategy for increasing loan production includes continued geographic expansion, increased wholesale originations, loan acquisitions and the introduction of new loan products. In order to expand its distribution network, during the third quarter of 1992, the Company initiated a wholesale loan network of correspondents and brokers through a division of UC Lending operating under the registered service mark UNICOR Mortgage(R), Inc. ("UNICOR"). The Company has expanded this division which, as of March 31, 1995, was operating in 34 states. The Company plans to further expand UNICOR on a selective basis into other states. UNICOR offers fixed and adjustable rate home equity loans to borrowers of a credit quality comparable to customers of UC Lending's branch network. During late 1993, UC Lending began another wholesale loan network which offers the same products as the UNICOR program to banks and other financial institutions through its division that operates under the registered service mark GINGER MAE(R), Inc. ("GINGER MAE"), the acronym for the Good Neighbor Reinvestment Mortgage Assistance Loan Program. This program is intended to permit participating institutions to originate loans to borrowers who do not qualify for conventional credit. Loans purchased by UC Lending under this program are underwritten by UC Lending personnel prior to approval and funding under substantially the same guidelines as those utilized by UNICOR. As of March 31, 1995, GINGER MAE had 174 financial institutions in 16 states participating in the GINGER MAE program. In August 1994, the Company incorporated two separate subsidiaries, UNICOR Mortgage(R), Inc. and GINGER MAE(R), Inc., and intends to commence operation of the wholesale division through these separate subsidiaries during 1995.

     The secondary mortgage market's growing acceptance of mortgage-backed securities based on non-conventional home equity loans has allowed the Company to pool large numbers of loans for sale as mortgage-backed securities. In late 1991 and in 1992, this was accomplished primarily through private placement transactions. During 1993 and 1994, UC Lending sold publicly $451 million and $973 million, respectively, of home equity loans through a Company-sponsored shelf registration statement which was initially approved in 1993 for up to $1 billion principal amount of mortgage-backed securities and was amended in 1994 to cover an additional $3 billion principal amount of mortgage-backed securities. The weighted average interest spread on loans sold to third parties (the difference between the stated rate on the loan and the rate paid to purchasers, less certain recurring fees) ranged from 4.56% in 1992 to 6.06% in 1993 to 4.49% in 1994 to 4.42% in the three months ended March 31, 1995. The weighted average interest spread on loans sold is determined without regard to expected credit losses. Therefore, the spread is not impacted by projected or actual credit losses. The Company's securitization transactions are credit enhanced and have received ratings of "Aaa" from Moody's Investors Service, Inc. and "AAA" from Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's"). The Company presently intends to effect securitization transactions on a quarterly basis, but the amount and timing of sales of securities under the shelf registration statement will depend upon market and other conditions affecting the operations of the Company. Servicing rights are retained on substantially all loans sold, and as of March 31, 1995, UC Lending serviced 56,625 home equity loans having an aggregate principal balance of approximately $1.9 billion.

     The ability of the Company to sell loans and/or mortgage-backed securities in the secondary market is essential for continuation of the Company's loan origination operations. A prolonged, substantial reduction in the size of the secondary market for home equity loans may adversely affect the Company's ability to sell its loan originations and/or mortgage-backed securities in the secondary market with consequent adverse impact on the Company's profitability and future originations. Moreover, market and other considerations could affect the timing of the Company's securitization transactions and delays in such sales could reduce the amount of gains recognized from the sale of loans in a given quarter.

     The Company derives a significant portion of its income by realizing gains upon the sale of loans due to the excess servicing income of such loans. Excess servicing income represents the excess of the interest rate payable by a borrower on a loan over the interest rate passed through to the investor acquiring an interest in such loan, less the Company's normal servicing fee and other applicable recurring fees. When loans are sold, the Company recognizes as current income the present value of the excess servicing income expected to be realized over the anticipated average life of loans sold less future estimated credit losses relating to the loans sold. At March 31, 1995, the Company's balance sheet reflected capitalized excess servicing income of approximately $196 million and an allowance for loss on loans serviced of approximately $29.6 million. The capitalized excess servicing income is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing income on home equity loans reflected on the Company's balance sheet at March 31, 1995, was approximately 10%. The Company is not aware of an active market for this kind of receivable. No assurance can be given that this receivable could in fact be sold at its stated value on the balance sheet.

     Capitalized excess servicing income is amortized over the lesser of the estimated or actual remaining life of the underlying loans as an offset against the excess servicing income component of servicing income actually received in connection with such loans. Although management of the Company believes that it has made reasonable estimates of the excess servicing income likely to be realized, it should be recognized that the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from these estimates. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, writes down the remaining asset to the net present value of the estimated remaining future excess servicing income. Rapid increases in interest rates or competitive pressures may result in a reduction of excess servicing income, thereby reducing the gains recognized by the Company upon the sale of loans in the future.

     The gain recognized by the Company upon the sale of loans will have been overstated if the excess servicing income actually received by the Company is less than originally assumed. An acceleration of future prepayments could result in capitalized excess servicing income amortization expense exceeding realized excess servicing income, thereby adversely affecting the Company's servicing income and resulting in a charge to earnings in the period of adjustment. Likewise, if delinquencies or liquidations were to occur sooner in the portfolio of loans sold by the Company and/or with greater frequency than was initially assumed, capitalized excess servicing income amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment.

LIFE INSURANCE

     United Companies Life Insurance Company ("UC Life" or "UCLIC"), the Company's wholly owned life insurance company domiciled in Louisiana and organized in 1955, is currently authorized to conduct business in 47 states, the District of Columbia and Puerto Rico. The primary products of UC Life are deferred annuities marketed on a commission basis principally through financial institutions and independent general agents and are generally sold to middle income customers seeking tax deferred insurance products, primarily to provide savings for retirement. UC Life produced $250 million, $208 million and $48.6 million in sales of annuity products during the years ended December 31, 1994 and 1993 and in the three months ended March 31, 1995, respectively. At March 31, 1995, total annuity reserves were $1.4 billion. The Company intends to add variable annuity products to its annuity line of business during 1995. UC Life has also focused its efforts on improving the quality and liquidity of its investment portfolio. At March 31, 1995, the invested assets of UC Life consisted of $1.1 billion in investment grade fixed maturity securities (at amortized cost), $152 million of residential first mortgage loans (which were primarily originated by UC Lending) and $155 million of commercial mortgage loans (also primarily originated by UC Lending). At March 31, 1995, the weighted average rating of its publicly traded bond portfolio was "AA", the assets allocated to investments in mortgage-backed securities were $789 million and the amount of non-investment grade publicly traded bonds in the portfolio was $21.1 million or 1.8% of the portfolio. During the first three months of 1995 and 1994, the net interest spread on the Company's annuity business was 2.38% compared to 2.61%, respectively.

     Reserves for annuity policies constitute the Company's primary liabilities. The duration of these liabilities is affected by a number of factors, including interest rates, surrender penalties, ratings, public confidence in the insurance industry generally and in the Company specifically, governmental regulations and tax laws. Since insurance commissions incurred at the origination of annuity policies are generally deferred and recognized over the estimated life of the policies, any unexpected increase in surrenders of annuity contracts would require more rapid recognition of these expenses, thereby adversely impacting profitability.

     In June 1994, A.M. Best Company ("Best") reaffirmed its "A-" (Excellent) rating of UC Life. Best's ratings depend in part on its analysis of an insurance company's financial strength, operating performance and claims paying ability. In addition, UC Life's claims paying ability has been rated "A+" by Duff & Phelps, Inc. During 1994, Standard & Poor's revised the formula used in assigning its qualified solvency ratings of insurance companies and, as a result, revised its rating assigned to UC Life from "BBBq" to "BBq." The Company believes that UC Life's ratings will enable it to continue to compete successfully.

BUSINESS STRATEGIES

     The Company's strategic plan focuses primarily on its continued emphasis on its mortgage operations. Management of the Company believes that the implementation of significant changes in mortgage operations, such as centralization of collections and other loan servicing functions, institution of a branch incentive compensation structure, the addition of the UNICOR and GINGER MAE programs and potential new programs have positioned the Company to be able to continue the increased loan production in its mortgage operations. The Company's increased profitability has resulted primarily from its increased loan origination capacity and its ability to more efficiently pool and sell loans in the secondary market, principally through securitizations. Management of the Company intends to continue to pursue the following strategies in its lending operations:

     - Continue to focus production on first mortgage non-conventional, home equity loans and related products.

     - Increase the number of retail branches and continue to expand geographically.

     - Continue to expand the product line and distribution channels.

     - Maintain direct access to the asset-backed securities markets through Company-sponsored conduits by means of its own shelf registration statement.

     As part of its business strategy, the Company continues to seek ways to serve better its existing customer base and to broaden its customer base. To that end, the Company has decided to commence a program for manufactured housing loan products which will be conducted through a new subsidiary. The Company continually evaluates the feasibility of introducing additional new loan products, such as secured credit card loans. There can be no assurance that the Company will introduce any other new loan products or that any new loan products it may introduce will be successful. Neither the manufactured housing loan products nor any other new loan product the Company may introduce is expected to have a material effect on the Company's operations in 1995.

     In addition to its lending strategy, the Company intends to focus its insurance operations on developing the economies of scale necessary to compete in the current annuity marketplace while maintaining an operating philosophy which emphasizes investment grade securities, cost control and quality customer service.

DISCONTINUED OPERATIONS

  UG Title

     On April 10, 1995, the Company made a decision to dispose of its investment in United General Title Insurance Company ("UG Title"), a wholly owned subsidiary of the Company, and, on May 1, 1995, approved a formal plan of disposal. As a result, the operations of UG Title have been classified as discontinued operations, and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations. It is anticipated that the disposal will be completed during 1995.

     In connection therewith, a letter of intent to sell UG Title has been signed which provides for a reduction of the sale price for certain claims relating to transactions occurring prior to the date of sale and discovered within twelve months thereafter. The Company has estimated the risk of loss related to such potential claims and recorded a provision for such loss in connection with the disposition. Should such claims materially exceed the Company's estimates for such losses, such consequence will have an adverse impact on the Company's operations by reducing the proceeds to be received from the sale. The transaction contemplated by the letter of intent is subject to negotiation and execution of a definitive agreement and the satisfaction of certain conditions, including receipt of necessary regulatory approvals. The Company believes that the failure to consummate the transaction contemplated by the letter of intent should not have a material adverse effect on the Company's financial condition.

     In connection with the decision to dispose of UG Title, the Company recorded a $128,000 after tax loss in its financial statements as of and for the quarter ended March 31, 1995. Total revenues of UG Title for the three months ended March 31, 1995 and 1994 were $9.0 million and $9.1 million, respectively, and net income (loss) was $(373,000) and $233,000, respectively. Total assets of UG Title at March 31, 1995 and December 31, 1994 were $16.0 million and $18.0 million, respectively.

     UG Title was formed in 1983 to compliment the Company's mortgage operations; however, underwriting of affiliated transactions represented less than 3% of UG Title's business in 1994. At December 31, 1994, UG Title was licensed in 28 states, was represented by approximately 880 independent general agents and had no direct operations. Key markets for UG Title are Colorado, Louisiana, Florida and California. During 1994 and 1993, title insurance premiums were $44.7 million and $24.4 million, respectively. During 1994, UG Title experienced a net loss of $5.0 million compared to net income of $0.8 million in 1993. Operations in 1994 suffered severely as the result of claims related to agency escrow shortages in several states and losses associated with a loan broker in California. In addition to the incurred losses, the profitability of UG Title in 1994 was negatively impacted by a $3.8 million increase in its reserve for policy losses.

     UG Title provides single premium products insuring the validity of residential first and second mortgage loans and indemnifying the policyholders against loss or damage from obtaining an invalid title to real property. UG Title focuses on underwriting title policies for resales and refinancings of properties which policies averaged $80,100 in 1994. Risks in excess of $350,000 are reinsured primarily with Fidelity National Title Insurance Company; however, UG Title remains contingently liable for reinsurance ceded. UG Title, unlike some other title insurers, operates exclusively through independent title agents.

  Foster Mortgage Corporation

     On May 7, 1993, the Company decided to divest its subsidiary Foster Mortgage Corporation ("FMC"). As a result of this decision, the operations of FMC have been classified as discontinued operations and, accordingly, the consolidated financial statements of the Company and the related notes segregate continuing and discontinued operations. In connection with the decision to dispose of FMC, the Company recorded a $17.6 million after tax loss in its financial statements as of and for the quarter ended March 31, 1993, reflecting the operating loss of FMC for the quarter ended March 31, 1993 of $1.5 million, net of tax benefit and the estimated loss from disposal of FMC of $16.1 million, net of tax benefit. The Company has not reflected operating losses incurred by FMC subsequent to that date in the Company's financial statements.

     As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the institutional lenders under FMC's primary credit facility (the "FMC Institutional Lenders") filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be wound up under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court has approved a plan of liquidation for FMC providing for the appointment of a trustee selected by the FMC Institutional Lenders, disposal of FMC's remaining assets, and distributions to FMC's creditors. The FMC Institutional Lenders allege that FMC has certain claims against the Company, including a claim with respect to the Company's alleged failure to remit all sums due FMC regarding federal income taxes estimated by the FMC Institutional Lenders to range from $2.1 million to $29 million. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The settlement agreement included a release by FMC in favor of the Company of any and all claims relating to federal income taxes. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses and the release of any claims regarding federal income taxes. The Company had previously recorded substantially all of the impact of this portion of the settlement in its prior financial statements. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. These matters may be pursued by the trustee under the plan of liquidation approved by the bankruptcy court. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement is not final and was appealed by the FMC Institutional Lenders to the U.S. District Court which affirmed the bankruptcy court's decision. The FMC Institutional Lenders have appealed this decision to the United States Court of Appeals for the Fifth Circuit. Management of the Company does not believe that any additional amounts are owed by the Company to FMC and intends to vigorously contest any claims which may be brought against it for such amounts.

     The Company did not guarantee any debt of FMC and believes, based upon advice of its counsel, that it has no responsibility for the obligations of FMC under FMC's primary credit facility or (excluding potential consequences of the bankruptcy filing on certain prior intercompany transactions or potential additional payment for tax benefits as discussed above) for any other liabilities to FMC's lenders.

GOVERNMENT REGULATION AND LEGISLATION; LEGAL PROCEEDINGS

     The Company's mortgage and insurance businesses are subject to extensive regulation, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by the Company, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, insurance premium rates and coverage issues, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. While the Company believes that it maintains all requisite licenses, permits and approvals and is in compliance in all material respects with applicable federal and state regulations, there can be no assurance that more restrictive laws or regulations will not be adopted which could make compliance in the future more difficult and/or more expensive. Legislative and regulatory proposals are frequently advanced which, if adopted, could adversely affect the Company's profitability or the manner in which the Company conducts its activities. In particular, amendments to the Federal Truth-in-Lending Act (the "TILA") which may become effective on October 1, 1995, impose additional disclosure requirements and prohibit certain prepayment penalty charges, among other requirements, on loans with a specified level of origination fees or a specified interest rate level. A significant percentage of the Company's loans originated after the effective date could be subject to the requirements of this legislation. The Company is currently reviewing this legislation in its final form to determine the impact of its provisions on the Company's business or results of operations.

     On March 21, 1994, the United States Court of Appeals for the Eleventh Circuit in Rodash v. AIB Mortgage Company, held, in part, that a lender improperly disclosed the collection of the Florida state intangible tax from the borrower, thereby subjecting the loan to rescission under the TILA by the borrower for three years after it was made. Subsequent to the court's initial decision and prior to its refusal to reconsider its decision, the Florida legislature amended the language of the intangible tax to clarify the legislature's previous intention that the intangible tax be disclosed for purposes of the TILA in the manner that had been followed by most lenders in Florida, including the Company. Although the Florida legislature intended this legislation to apply retroactively, no final court decision has been rendered as to the effect of this legislation on loans originated prior to its effective date. This court decision may also apply to a similar intangible tax imposed by other states. To its knowledge, as of June 15, 1995, no claims have been filed against the Company under this court decision (other than as a defense in foreclosure proceedings) and no notice of a breach of a representation has been received under the Company's loan sale agreements requesting it to repurchase, cure or substitute other loans for the loans sold. If the intent of the Florida legislature is not upheld and if a substantial number of claims are filed by borrowers against the Company resulting in rescission or repurchase, the Company's financial statements and operations will be materially adversely affected. As the financial impact, if any, of this contingency cannot presently be reasonably estimated, the Company has made no accrual therefor.

     A substantial amount of the Company's annuity policies are marketed through financial institutions. In a recent decision, the United States Supreme Court upheld the United States Comptroller of the Currency's decision to permit national banks to sell annuities in towns with more than 5,000 inhabitants.

COMPETITION

     As a marketer of credit and annuity products, the Company faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Competitors in the annuity business include an increasing number of insurance companies which have recently begun to offer annuity products. Many of these competitors in the financial services and annuity business are substantially larger and have more capital and other resources than the Company. Competition can take many forms including convenience in obtaining a loan or annuity, customer service, marketing and distribution channels and interest or crediting rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of its and their non-conventional loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales as the result of increased loan origination competition.

                                USE OF PROCEEDS

     Except as may otherwise be set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes.

                               RATIOS OF EARNINGS

     The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for the three months ended March 31, 1995 and for each of the years in the five-year period ended December 31, 1994.

     The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense considered to be representative of interest.

RATIO OF EARNINGS TO FIXED CHARGES

 THREE MONTHS               YEAR ENDED DECEMBER 31,
ENDED MARCH 31,     ----------------------------------------
     1995           1994     1993     1992     1991     1990
- ---------------     ----     ----     ----     ----     ----
      4.0           6.1      4.8      2.6      1.4      1.3

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

 THREE MONTHS               YEAR ENDED DECEMBER 31,
ENDED MARCH 31,     ----------------------------------------
     1995           1994     1993     1992     1991     1990
- ---------------     ----     ----     ----     ----     ----
      4.0           6.1      4.6 *    2.6      1.4      1.3

- ---------------

* The Company had no preferred stock outstanding other than for a portion of the year ended December 31, 1993. The preferred stock dividend declared during such period has been increased to an amount representing the pre-tax earnings which would be required to cover such dividend.

                       SELECTED FINANCIAL AND OTHER DATA

     The selected financial data set forth below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Balance Sheets at December 31, 1994 and 1993, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended December 31, 1994, 1993 and 1992 and notes thereto were audited by Deloitte & Touche LLP, independent certified public accountants, and are incorporated by reference herein and available as described under "Incorporation of Certain Documents by Reference" and "Available Information." The Company's Consolidated Financial Statements should be read in conjunction with this table and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A. The financial information and other data set forth for the three months ended March 31, 1995 and 1994 are unaudited; however, in the opinion of the Company's management, the accompanying financial information contains all adjustments, consisting only of normal accruals, except for discontinued operations, necessary to present fairly the financial information for such periods. The results of operations for the three months ended March 31, 1995 may not be indicative of results of operations to be expected for the full year.

                                            THREE MONTHS
                                         ENDED MARCH 31,(1)                        YEAR ENDED DECEMBER 31,(1)
                                       -----------------------   --------------------------------------------------------------
                                          1995         1994         1994         1993         1992         1991         1990
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest, charges and fees on
  loans..............................  $   30,788   $   27,285   $  116,747   $   96,284   $   92,785   $   90,180   $   63,300
Loan sale gains......................      26,734       22,554       86,735       59,441       33,475       29,627       18,613
Investment income....................      25,011       18,221       84,666       75,527       65,548       61,828       65,349
Loan servicing income................       3,484        3,689       15,173       10,077       10,611        9,492       10,592
Net insurance premiums...............       2,102        3,068       11,373       18,684       22,860       36,269       39,820
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total revenues.......................      88,119       74,817      314,694      260,013      225,279      227,396      197,674
Total expenses.......................      68,570       53,985      230,620      216,952      204,664      219,580      190,837
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations
  before income taxes................      19,549       20,832       84,074       43,061       20,615        7,816        6,837
Provision for income taxes...........       6,725        7,355       29,492       14,744        7,601        3,164        2,473
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations....      12,824       13,477       54,582       28,317       13,014        4,652        4,364
Income (loss) from discontinued
  operations.........................        (128)         233       (5,048)     (16,742)      (2,768)       6,824        3,943
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income.........................  $   12,696   $   13,710   $   49,534   $   11,575   $   10,246   $   11,476   $    8,307
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA(2):
Primary:
  Income from continuing
    operations.......................  $      .91   $      .93   $     3.83   $     2.52   $     1.31   $      .47   $      .44
  Income (loss) from discontinued
    operations.......................        (.01)         .02         (.35)       (1.51)        (.28)         .69          .40
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income.........................  $      .90   $      .95   $     3.48   $     1.01   $     1.03   $     1.16   $      .84
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Fully diluted:
  Income from continuing
    operations.......................  $      .91   $      .93   $     3.83   $     2.38   $     1.31   $      .47   $      .44
  Income (loss) from discontinued
    operations.......................        (.01)         .02         (.35)       (1.41)        (.28)         .69          .40
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income.........................  $      .90   $      .95   $     3.48   $      .97   $     1.03   $     1.16   $      .84
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding:
  Primary............................      14,081       14,402       14,245       11,104        9,917        9,883        9,832
  Fully Diluted......................      14,123       14,402       14,245       11,853        9,917        9,883        9,832
Cash dividends.......................  $    .1000   $    .0909   $    .3636   $    .3092   $    .2728   $    .2556   $    .2372
Stockholders' equity -- period
  end(3).............................  $    13.96   $    11.89   $    11.34   $    11.45   $     9.70   $     8.94   $     8.08

                                            THREE MONTHS
                                         ENDED MARCH 31,(1)                        YEAR ENDED DECEMBER 31,(1)
                                       -----------------------   --------------------------------------------------------------
                                          1995         1994         1994         1993         1992         1991         1990
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA -- PERIOD END:
Investment securities -- net(3)......  $1,142,954   $  961,672   $1,044,842   $  902,091   $  759,354   $  376,966   $  588,397
Loans -- net.........................     394,362      494,723      369,382      517,720      502,229      604,942      362,164
Capitalized excess servicing
  income.............................     195,609      131,611      179,065      113,192       72,062       53,942       47,153
Deferred policy acquisition costs....      92,802       83,584       91,915       83,495       80,007       78,599       77,601
Total assets.........................   2,087,806    1,863,915    1,978,255    1,817,153    1,627,900    1,492,816    1,363,955
Annuity reserves.....................   1,440,233    1,317,878    1,425,973    1,294,983    1,147,555    1,014,649      875,346
Notes payable........................     240,342      180,950      213,668      155,500      206,850      200,447      216,971
Total liabilities....................   1,893,914    1,702,254    1,823,005    1,663,785    1,531,642    1,404,382    1,284,524
Stockholders' equity(3)..............     193,892      161,661      155,250      153,368       96,258       88,434       79,430
OTHER DATA:
Mortgage
  Total loan originations............  $  309,564   $  197,357   $  913,319   $  545,229   $  321,198   $  328,184   $  397,794
  Home equity loan originations......     309,290      197,329      908,821      539,868      301,234      253,613      224,783
  Average home equity loan size......          43           43           41           39           28           24           23
  Home equity loans
    serviced -- period end...........   1,895,955    1,248,424    1,683,698    1,125,139      819,448      703,922      575,282
  Total loans serviced -- period
    end..............................   2,234,232    1,668,714    2,032,405    1,568,781    1,367,822    1,344,388    1,175,038
  Average coupon on home equity loans
    originated.......................       12.4%        11.0%        11.7%        11.8%        13.4%          N/A          N/A
  Loan origination fees as % of home
    equity loans.....................        5.2%         6.0%         6.0%         7.0%         7.9%         8.2%         7.9%
  Weighted average interest spread
    retained on home equity loans
    sold.............................       4.42%        5.61%        4.49%        6.06%        4.56%        4.42%        4.01%
Life Insurance
  Annuity sales......................  $   48,563   $   45,029   $  249,737   $  207,682   $  187,050   $  175,796   $  102,391
  Net interest spread on annuities...       2.38%        2.61%        2.73%        2.20%        1.84%        1.88%        2.18%
  Investment grade bonds as % of
    invested assets..................       72.0%        64.3%        69.6%        59.6%        54.3%        25.1%        45.5%

- ---------------

(1) On April 10, 1995, the Company decided to dispose of its investment in its wholly owned subsidiary, UG Title, and on May 1, 1995, approved a formal plan of disposal of UG Title. In addition, on May 7, 1993, the Company announced its decision to dispose of the net assets and operations of FMC, a wholly owned subsidiary of the Company. The operations of UG Title and FMC have been reclassified as discontinued operations and the prior years' financial statements of the Company included herewith have been reclassified accordingly.

(2) All share and per share data have been adjusted to reflect stock dividends.

(3) During the first quarter of 1994, the Company implemented the provisions of FASB Statement of Financial Accounting Standards No. 115 ("SFAS 115"), which revised the method of accounting for certain of the Company's investments. Prior to adoption of SFAS 115, the Company reported its investments in fixed income investments at amortized cost, adjusted for declines in value considered to be other than temporary. SFAS 115 requires the classification of securities in one of three categories: "available-for-sale", "held-to-maturity" or "trading securities." Securities classified as held-to-maturity are carried at amortized cost, whereas securities classified as trading securities or available-for-sale are recorded at fair value. Effective with the adoption of SFAS 115, the Company determined the appropriate classification of its investments and, if necessary, adjusted the carrying value of such securities accordingly as if the unrealized gains or losses had been realized. The adjustment, net of applicable income taxes, for investments classified as available-for-sale is recorded in "Net unrealized loss on securities" and is included in Stockholders' equity. In accordance with the provisions of SFAS 115, prior year investments were not restated.

                   SELECTED FINANCIAL INFORMATION BY SEGMENT

                                                 THREE MONTHS
                                               ENDED MARCH 31,                      YEAR ENDED DECEMBER 31,
                                              ------------------    --------------------------------------------------------
                                               1995       1994        1994        1993        1992        1991        1990
                                              -------    -------    --------    --------    --------    --------    --------
                                                                         (DOLLARS IN THOUSANDS)
MORTGAGE
Interest, charges and fees on loans.........  $20,140    $14,798    $ 68,658    $ 44,797    $ 35,003    $ 36,174    $ 33,029
Investment income...........................    1,465        266       2,762       1,054         696       1,137          --
Loan sale gains.............................   26,734     22,554      86,289      59,220      29,679      15,571      14,636
Loan servicing income.......................    4,734      4,977      19,892      15,568      15,284      12,108      10,289
                                              -------    -------    --------    --------    --------    --------    --------
Total revenues..............................   53,073     42,595     177,601     120,639      80,662      64,990      57,954
Total expenses..............................   35,170     22,244      96,446      74,344      56,661      60,592      54,406
                                              -------    -------    --------    --------    --------    --------    --------
Income from continuing operations before
  income taxes..............................   17,903     20,351      81,155      46,295      24,001       4,398       3,548
                                              -------    -------    --------    --------    --------    --------    --------
LIFE INSURANCE
Interest, charges and fees on loans.........    9,267     11,577      43,647      45,561      51,396      51,585      32,399
Investment income...........................   24,145     18,313      83,614      75,594      67,287      63,285      65,549
Net insurance premiums......................    2,102      3,068      11,373      18,684      22,860      36,269      39,820
Loan sale gains.............................       --         --          --          --       3,310          --       3,977
Loan servicing income (loss)................     (427)       (44)       (505)        340         673       1,645       2,625
                                              -------    -------    --------    --------    --------    --------    --------
Total revenues..............................   35,087     32,914     138,129     140,179     145,526     152,784     144,370
Total expenses..............................   31,918     31,335     129,049     137,544     140,061     150,707     131,216
                                              -------    -------    --------    --------    --------    --------    --------
Income from continuing operations before
  income taxes..............................    3,169      1,579       9,080       2,635       5,465       2,077      13,154
                                              -------    -------    --------    --------    --------    --------    --------
CORPORATE, OTHER OPERATIONS AND ELIMINATIONS
Income (loss) from continuing operations
  before income taxes.......................   (1,523)    (1,098)     (6,161)     (5,869)     (8,851)      1,341      (9,865)
                                              -------    -------    --------    --------    --------    --------    --------
CONSOLIDATED
Income from continuing operations before
  income taxes..............................   19,549     20,832      84,074      43,061      20,615       7,816       6,837
Provision for income taxes..................    6,725      7,355      29,492      14,744       7,601       3,164       2,473
                                              -------    -------    --------    --------    --------    --------    --------
Income from continuing operations...........   12,824     13,477      54,582      28,317      13,014       4,652       4,364
Income (loss) from discontinued
  operations................................     (128)       233      (5,048)    (16,742)     (2,768)      6,824       3,943
                                              -------    -------    --------    --------    --------    --------    --------
Net income..................................  $12,696    $13,710    $ 49,534    $ 11,575    $ 10,246    $ 11,476    $  8,307
                                              =======    =======    ========    ========    ========    ========    ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995. See "Incorporation of Certain Documents by Reference" and "Available Information."

OVERVIEW

     The table below sets forth income from continuing operations before income taxes for each of the Company's business segments and certain home equity loan data for the indicated periods:

                                              THREE MONTHS
                                            ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                          --------------------    --------------------------------
                                            1995        1994        1994        1993        1992
                                          --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
Mortgage................................  $ 17,903    $ 20,351    $ 81,155    $ 46,295    $ 24,001
Life Insurance..........................     3,169       1,579       9,080       2,635       5,465
Corporate, other operations and
  eliminations..........................    (1,523)     (1,098)     (6,161)     (5,869)     (8,851)
                                          --------    --------    --------    --------    --------
          Total.........................  $ 19,549    $ 20,832    $ 84,074    $ 43,061    $ 20,615
                                          ========    ========    ========    ========    ========
Home equity loan originations...........  $309,290    $197,329    $908,821    $539,868    $301,234
Home equity loans sold..................   274,653     198,332     977,653     462,873     271,920
Interest spread retained on home equity
  loans sold............................     4.42%       5.61%       4.49%       6.06%       4.56%

     The following summary identifies the major factors which influenced the results of operations of the Company's primary operating divisions during the indicated periods.

MORTGAGE

     The Company's mortgage operations primarily consist of the origination, sale and servicing of first mortgage, non-conventional, home equity loans. Fundamental to the profitability and funding of the Company's mortgage operations is the sale of these loans with servicing rights retained. The majority of the revenue of the mortgage segment is derived from gain recognized on the sale of loans and the recognition of net loan fees at the time of sale of the loans. Net loan fees on loans owned by the Company are recognized over the lives of the loans.

     Prior to 1991, the Company had either held the home equity loans it originated in its own portfolio or sold them to financial institutions. Since the fourth quarter of 1991, however, the secondary mortgage market's growing acceptance of mortgage-backed securities based on non-conventional home equity loans has allowed the Company to pool large numbers of loans for sale as mortgage-backed securities. In late 1991 and 1992, this was accomplished primarily through private placement transactions. In 1993, the Company began selling its loans in public securitization transactions through its own shelf registration statement and sold publicly $973 million and $451 million of home equity loans during 1994 and 1993, respectively.

     The Company's mortgage operations are interest rate sensitive and, therefore, fluctuations in and the level of interest rates can have a variety of effects on the Company's profitability. In particular, significant changes in interest rates may impact the volume of loan originations, and will influence the funding costs of such originations and the amount of gain recognized on loans sold in the secondary market. During periods of declining interest rates the mortgage operations will generally experience an increase in profitability as the interest spread should widen both on loans held by the Company as an investment and on loans sold in the secondary market.

     Although loan sale gains increased from $22.6 million for the first quarter of 1994 to $26.7 million for the same period in 1995, the Company's operating income before income taxes of its mortgage operations declined to $17.9 million for the first quarter of 1995 as compared to $20.4 million for the first quarter of 1994, primarily as a result of increased expenses relating to the expansion of its mortgage operations. During 1993, the positive effect on income of the mortgage operations resulted primarily from a wider interest margin retained on loans sold and a lower cost of funding loan originations than experienced in 1992 or 1994. The weighted average interest spread on loans sold to third parties (the difference between the stated rate on the loan and the rate paid to purchasers, less recurring fees) increased from 4.56% in 1992 to 6.06% in 1993 and declined to 4.49% in 1994 due to a rising interest rate environment. This spread was 4.42% for the first quarter of 1995 compared to 5.16% for the first quarter of 1994, the reduction due primarily to the higher market interest rates during the first quarter of 1995. The weighted average interest spread on loans sold is determined without regard to credit losses. Therefore, the spread is not impacted by projected or actual credit losses. The lower interest spread on loans sold during 1994 and the first quarter of 1995 was somewhat offset by an increased volume of loans originated and sold. In 1994, $909 million of home equity loans were originated and $978 million were sold to third parties compared to $540 million originated and $463 million sold to third parties in 1993. In the first three months of 1995, $309 million of home equity loans were originated and $275 million were sold to third parties compared to $197 million originated and $198 million sold to third parties in the first three months of 1994.

     Although historically a lower interest rate environment has not resulted in a significant increase in the level of prepayment of loans originated and serviced by the Company, a significant and sustained reduction in interest rates could cause prepayments to increase, and thereby result in a contraction of the amount of loans owned and serviced and an accelerated amortization of capitalized excess servicing income. Increased prepayments reduce the time period during which the Company receives excess servicing income and other servicing income with respect to prepaid loans. Increased amortization of capitalized excess servicing income is a current charge to earnings. Likewise, if delinquencies or liquidations were to occur sooner in the portfolio of loans sold by the Company and/or with greater frequency than was initially assumed, capitalized excess servicing income amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment. In contrast, an increase in the level of interest rates for an extended period of time could adversely affect the ability of the Company to originate loans, as well as the profitability of the loan origination program, by increasing the cost of funding and reducing the interest spread on loans retained and loans sold. If actual prepayments with respect to loans sold occur more slowly than estimated at the time of sale, total income would exceed previously estimated amounts; however, no adjustments would be made to capitalized excess servicing income on the Company's consolidated balance sheet as such income would be recognized prospectively.

LIFE INSURANCE

     UC Life has focused its efforts on increased annuity sales by expanding its distribution network of financial institutions and independent general agents. In 1994, annuity sales were $250 million, the largest annual production since 1982. Annuity sales for the first quarter of 1995 were $48.6 million compared to $45.0 million for the first quarter of 1994. UC Life focused in 1994 on expanding the independent general agents share of its distribution network, which agents sold approximately 46% of the total dollar amount of annuities written in 1994 compared to 30% in 1993. As with the Company's mortgage operation, fluctuations in and the level of interest rates also impacts the operations of UC Life. The average spread on the annuity business was 1.84% in 1992 and increased to 2.20% and to 2.73% during 1993 and 1994, respectively. This spread declined to 2.38% during the first quarter of 1995. Surrenders of annuity policies increased in 1994 compared to prior years and in the first quarter of 1995 compared to the first quarter of 1994 due in part to the reduction in interest rates on new and existing annuity contracts and to a rising interest rate environment and an increase in the number of annuity contracts which were beyond the surrender penalty period.

     UC Life has continued its efforts to improve the quality and liquidity of its investment portfolio. At March 31, 1995, the weighted average rating of the publicly traded bond portfolio was "AA", the amortized cost of assets allocated to investments in investment grade fixed maturity securities was $337 million or 29.4%
of the portfolio and in investment grade mortgage-backed securities was $789 million or 68.8% of the portfolio. At March 31, 1995, the amortized cost of UC Life's holdings of non-investment grade publicly traded bonds was $21.1 million or 1.8% of the portfolio. UC Life's invested assets also include residential and commercial real estate mortgages originated and serviced by UC Lending; however, the percentage of assets invested in mortgage loans in recent years has been reduced primarily as the result of their disfavor with insurance regulatory authorities and rating agencies.

     The annuities sold by UC Life are monetary in nature and therefore sensitive to changes in the interest rate environment. Profitability of UC Life is directly affected by its ability to invest annuity premiums at yields above the interest crediting rates on the related policy liabilities. One of the primary financial objectives of UC Life is to effectively manage this interest spread over time in changing interest rate environments. This is accomplished in part by adjusting the interest crediting rate paid on its existing and new annuity policies. During periods of declining interest rates, the fair value of UC Life's investments, primarily fixed maturity investments, increases; however, yields earned on investments made during such periods decline. In contrast, during periods of rising interest rates the fair value of the investment portfolio declines and the risk of policy surrenders increases. An unanticipated increase in surrenders would impact the Company's liquidity, potentially requiring the sale of certain investments prior to their maturities, which may be at a loss.

     Reserves for annuity policies constitute the Company's primary liabilities. The duration of these liabilities is affected by a number of factors, including interest rates, surrender penalties, ratings, public confidence in the insurance industry generally and in UC Life specifically, governmental regulations and tax laws. Since insurance commissions incurred at the origination of annuity policies are generally deferred and recognized over the estimated life of the policies, any unexpected increase in surrenders of annuity contracts would require more rapid recognition of these expenses, thereby adversely impacting profitability.

DISCONTINUED OPERATIONS

  UG Title

     On April 10, 1995, the Company made a decision to dispose of its investment in UG Title, a wholly owned subsidiary of the Company, and, on May 1, 1995, approved a formal plan of disposal. As a result, the operations of UG Title have been classified as discontinued operations, and, accordingly, the consolidated financial statements and the related notes of the Company segregate continuing and discontinued operations. It is anticipated that the disposal will be completed during 1995.

     In connection therewith, a letter of intent to sell UG Title has been signed which provides for a reduction of the sale price for certain claims relating to transactions occurring prior to the date of sale and discovered within twelve months thereafter. The Company has estimated the risk of loss related to such potential claims and recorded a provision for such loss in connection with the disposition. Should such claims materially exceed the Company's estimates for such losses, such consequence will have an adverse impact on the Company's operations by reducing the proceeds to be received from the sale. The transaction contemplated by the letter of intent is subject to negotiation and execution of a definite agreement and the satisfaction of certain conditions, including receipt of necessary regulatory approvals. The Company believes that the failure to consummate the transaction contemplated by the letter of intent should not have a material adverse effect on the Company's financial condition.

     In connection with the decision to dispose of UG Title, the Company recorded a $128,000 after tax loss in its financial statements as of and for the quarter ended March 31, 1995. Total revenues of UG Title for the three months ended March 31, 1995 and 1994 were $9.0 million and $9.1 million, respectively, and net income (loss) was $(373,000) and $233,000, respectively. Total assets of UG Title at March 31, 1995 and December 31, 1994 were $16.0 million and $18.0 million, respectively.

     UG Title was formed in 1983 to compliment the Company's mortgage operations; however, underwriting of affiliated transactions represented less than 3% of UG Title's business in 1994. At December 31, 1994, UG Title was licensed in 28 states, was represented by approximately 880 independent general agents and had no direct operations. Key markets for UG Title are Colorado, Louisiana, Florida and California. During 1994 and 1993, title insurance premiums were $44.7 million and $24.4 million, respectively. During 1994, UG Title experienced a net loss of $5.0 million compared to net income of $0.8 million in 1993. Operations in 1994 suffered severely as the result of claims related to agency escrow shortages in several states and losses associated with a loan broker in California. In addition to the incurred losses, the profitability of UG Title in 1994 was negatively impacted by a $3.8 million increase in its reserve for policy losses.

     UG Title provides single premium products insuring the validity of residential first and second mortgage loans and indemnifying the policyholders against loss or damage from obtaining an invalid title to real property. UG Title focuses on underwriting title policies for resales and refinancings of properties which policies averaged $80,100 in 1994. Risks in excess of $350,000 are reinsured primarily with Fidelity National Title Insurance Company; however, UG Title remains contingently liable for reinsurance ceded. UG Title, unlike some other title insurers, operates exclusively through independent title agents.

  FMC

     On May 7, 1993, the Company decided to divest its subsidiary FMC. As a result of this decision, the operations of FMC have been classified as discontinued operations, and, accordingly, the consolidated financial statements of the Company and the related notes segregate continuing and discontinued operations. In connection with the decision to dispose of FMC, the Company recorded a $17.6 million after tax loss in its financial statements as of and for the quarter ended March 31, 1993, reflecting the operating loss of FMC for the quarter ended March 31, 1993 of $1.5 million, net of tax benefit and the estimated loss from disposal of FMC of $16.1 million, net of tax benefit. The Company has not reflected operating losses incurred by FMC subsequent to that date in the Company's financial statements.

     As of November 30, 1993, the servicing rights owned by FMC, which constituted substantially all of its assets, were sold. On December 21, 1993, the FMC Institutional Lenders filed a petition in the U.S. bankruptcy court to cause the remaining affairs of FMC to be wound up under the supervision of the bankruptcy court. The FMC Institutional Lenders filed and the bankruptcy court has approved a plan of liquidation for FMC providing for the appointment of a trustee selected by the FMC Institutional Lenders, disposal of FMC's remaining assets, and distributions to FMC's creditors. The FMC Institutional Lenders allege that FMC has certain claims against the Company, including a claim with respect to the Company's alleged failure to remit all sums due FMC regarding federal income taxes estimated by the FMC Institutional Lenders to range from $2.1 million to $29 million. FMC and the Company executed, subject to the approval of the bankruptcy court, a settlement agreement relating to payments between FMC and the Company in connection with the federal income tax benefits resulting from FMC's losses and to certain prior intercompany payments between FMC and the Company. The settlement agreement included a release by FMC in favor of the Company of any and all claims relating to federal income taxes. The FMC Institutional Lenders opposed the proposed settlement agreement. At the conclusion of a hearing on the proposed settlement on August 18, 1994, the bankruptcy court approved the portion of the settlement providing for a net payment by the Company of $1.65 million to FMC in satisfaction of the federal income tax benefits resulting from FMC's losses and the release of any claims regarding federal income taxes. The Company had previously recorded substantially all of the impact of this portion of the settlement in its prior financial statements. The bankruptcy court declined to approve the other portion of the proposed settlement relating to payments received by the Company from FMC within twelve months of the bankruptcy filing. These matters may be pursued by the trustee under the plan of liquidation approved by the bankruptcy court. If the Company were required to refund such payments, the Company has estimated the potential additional loss to be $1.9 million, net of tax benefits. The decision of the bankruptcy court on the settlement is not final and was appealed by the FMC Institutional Lenders to the U.S. District Court which affirmed the bankruptcy court's decision. The FMC Institutional Lenders have appealed this decision to the United States Court of Appeals for the Fifth Circuit. Management of the Company does not believe that any additional amounts are owed by the Company to FMC and intends to vigorously contest any claims which may be brought against it for such amounts.

     The Company did not guarantee any debt of FMC and believes, based upon advice of its counsel, that it has no responsibility for the obligations of FMC under FMC's primary credit facility or (excluding potential consequences of the bankruptcy filing on certain prior intercompany transactions or potential additional payment for tax benefits as discussed above) for any other liabilities to FMC's lenders.

RESULTS OF OPERATIONS

     The Company's consolidated financial statements present UG Title and FMC as discontinued operations. Discussed below are results of continuing operations for the periods presented.

THREE MONTHS ENDED MARCH 31, 1995 COMPARED TO THREE MONTHS ENDED MARCH 31, 1994

     Income from continuing operations for the first quarter of 1995 was $12.8 million ($.91 per share based on 14.1 million weighted average shares outstanding) compared to net income of $13.5 million ($.93 per share based on
14.4 million shares outstanding) for the same period of 1994. In comparison to the 1994 period, the decline in income in 1995 was primarily the result of costs of expanding the Company's mortgage operations. Personnel costs in the Company's mortgage division increased approximately $3.9 million as the average number of employees in the unit increased by approximately 300 from the first quarter of 1994 to the same period of 1995. In addition, advertising expenses increased approximately $2.0 million and occupancy costs of the mortgage operations increased approximately $.6 million as the result of an increase in the number of retail branches from 125 at March 31, 1994 to 143 at March 31, 1995. The negative effect on income of these increased expense items was offset to some extent by a $76 million increase in the amount of loans sold, which resulted in an increase in loan sale gains from $22.6 million for the first quarter of 1994 to $26.7 million for the same period in 1995.

     The following table sets forth certain financial data for the periods indicated.

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        ------------------
                                                                         1995       1994
                                                                        -------    -------
                                                                        (IN THOUSANDS)
    Total revenues....................................................  $88,119    $74,817
    Total expenses....................................................   68,570     53,985
    Income from continuing operations before income taxes.............   19,549     20,832
    Income from continuing operations.................................   12,824     13,477

     Revenues. The following table sets forth information regarding the components of the Company's revenues for the three months ended March 31, 1995 and 1994.

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        ------------------
                                                                         1995       1994
                                                                        -------    -------
                                                                        (IN THOUSANDS)
    Interest, charges and fees on loans...............................  $30,788    $27,285
    Loan sale gains...................................................   26,734     22,554
    Investment income.................................................   25,011     18,221
    Loan servicing income.............................................    3,484      3,689
    Net insurance premiums............................................    2,102      3,068
                                                                        -------    -------
              Total...................................................  $88,119    $74,817
                                                                        =======    =======

     Interest, charges and fees on loans increased $3.5 million for the first three months of 1995 compared to the same period of 1994. This line item includes interest on mortgage loans owned by the mortgage and life insurance divisions and loan origination fees earned by the mortgage division. Loan origination fees in excess of direct origination costs on loans held by the Company are recognized over the life of the loan and are recognized at the time of sale on loans sold to third parties. During the three months ended March 31, 1995 and 1994, the Company sold approximately $275 million and $198 million, respectively, in home equity loans and recognized approximately $8.2 million and $7.0 million, respectively, in net loan origination fees in connection with these sales. Other loan income includes primarily prepayment fees, late charges, and insurance commissions.

     The following table presents the composition of interest, charges and fees on loans for the periods indicated.

                                                                        THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        ------------------
                                                                         1995       1994
                                                                        -------    -------
                                                                          (IN THOUSANDS)
    Loan origination fees.............................................  $15,502    $12,465
    Mortgage loan interest............................................   10,650     11,258
    Other loan income.................................................    4,636      3,562
                                                                        -------    -------
              Total...................................................  $30,788    $27,285
                                                                        =======    =======

     The Company estimates that non-accrual loans reduced mortgage loan interest for the first three months of 1995 and 1994 by approximately $2.9 million and $2.5 million, respectively. During the three months ended March 31, 1995 the average amount of non-accrual loans owned by the Company was $21.5 million compared to approximately $28.7 million during the same period of 1994. In addition, the average balance of loans serviced for third parties which were on a non-accrual basis or in foreclosure was $69.3 million and $50.8 million during the first three months of 1995 and 1994, respectively, representing 3.9% and 4.5%, respectively, of the average amount of loans serviced for third parties. The Company is generally obligated to advance interest on delinquent loans which have been sold until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan. At March 31, 1995, the Company owned approximately $10.5 million of commercial loans which were on an accrual status, but which the Company considers as potential problem loans, compared to $8.2 million at March 31, 1994. The Company evaluates each of these commercial loans to estimate its risk of loss in the investment and provides for such loss through a charge to earnings.

     Loan sale gains increased $4.2 million during the first three months of 1995 over the same period in 1994. Loan sale gains approximate the present value over the estimated lives of the loans of the excess of the contractual rates on the loans sold, over the sum of the pass-through rate paid to the buyer, a normal servicing fee, a trustee fee, a surety bond fee, if any, in mortgage-backed securitization transactions, and an estimate of future credit losses. The increase in the amount of loan sale gains was due primarily to a $76 million increase in the amount of loans sold which offset a decline in excess servicing income retained by the Company (i.e., the stated interest rate on the loan less the pass-through rate and the normal servicing fee and other applicable recurring fees). Interest spread retained by the Company on loans sold includes the normal servicing fee. During 1994, guidelines were published by Standard & Poor's defining a normal servicing fee as 50 basis points for servicing "B" and "C" quality home equity loans, such as those originated by the Company. As the result of this industry data, the servicing fee rate used by the Company in its securitization transactions subsequent to July 1, 1994 has been 50 basis points compared to previous securitizations which include a servicing fee rate of 75 basis points.

     The following table presents information regarding home equity loan sale transactions for the periods indicated.

                                                                      THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                          (DOLLARS IN
                                                                          THOUSANDS)
    Home equity loans sold.........................................  $274,653     $198,332
    Average coupon on home equity loans sold.......................     12.65%       11.67%
    Interest spread retained on home equity loans sold.............      4.42%        5.61%
    Home equity loan sale gains....................................  $ 26,734     $ 22,554

     In comparison to the first quarter of 1994, market interest rates were higher in the first quarter of 1995, and, as a result, the Company experienced a decrease in the weighted average interest spread retained on home equity loans sold from 5.61% in 1994 to 4.42% in 1995. Fluctuations in and the level of market interest rates will impact the interest spread retained by the Company on loans sold, and, potentially, the amount of its loan sale gains. An increase in the level of market interest rates will generally adversely affect the interest spread on loans sold, whereas such interest spread generally widens during a declining interest rate environment. Although actions have been taken by the Company during a rising interest rate environment to mitigate the impact on earnings of fluctuations in market rates, such as increasing the coupon rate charged on its loan products, the effect of such actions will generally lag the impact of market rate fluctuations. The weighted average interest spread retained by the Company on loan sales during the first quarter of 1995 increased to 4.42% from 4.10% during the fourth quarter of 1994. This increase is primarily attributable to an increase in the weighted average coupon on loans sold which offset an increase in the pass-through rates attributable to such loans.

     Historically, the Company has not entered into commercial interest rate hedge transactions in connection with future loan securitizations; however, during the first quarter of 1995 the Company entered into a hedge with respect to a portion of the home equity mortgage loan securitization transaction which closed during the quarter. In addition, the Company has used a prefunding feature in connection with recent loan securitization transactions. The prefunding feature "locks in" the pass-through rate that the Company will pay to the investors on a prefunded amount which will be used to acquire loans at a future date. The Company is obligated for the difference between the earnings on such prefunded amount and the pass-through interest paid to the investors during the period from the date of the closing of the securitization transaction until the date of delivery of the loans. In connection with the home equity loan securitization transaction which closed in the first quarter of 1995, approximately $79 million was held in a prefunding account for purchase of the Company's home equity loans during the second quarter of 1995. Pursuant thereto, home equity loans with a remaining principal balance of approximately $79 million were delivered in May 1995.

     Investment income totaled $25.0 million on average investments of approximately $1.2 billion for the first three months of 1995 compared to investment income of $18.2 million on average investments of approximately $977 million during the same period of 1994. At March 31, 1995 the amortized cost of the fixed income portfolio totaled $1.1 billion and was comprised principally of $789 million in investment grade mortgage-backed securities and $337 million in investment grade bonds. At March 31, 1995, the weighted average rating of the publicly traded bond portfolio according to nationally recognized rating agencies was "AA". During 1994, the Company established a trading account for a portion of its investment portfolio invested in common stocks. At March 31, 1995, the carrying value of investments in the Company's trading account was $0.8 million reflecting an $88,000 net unrealized gain which is included in investment income for the first quarter of 1995.

     Loan servicing income declined $0.2 million for the three months ending March 31, 1995 compared to the same period of 1994. Loan servicing income was negatively affected by a $1 million increase in the amortization of prior loan sale gains as the result of an adjustment in the estimated prepayment assumptions of certain mortgage loans serviced by the Company, primarily adjustable rate mortgage loans. This adjustment was made in connection with the Company's evaluation of capitalized excess servicing income which is performed as of each balance sheet date. This evaluation includes an analysis of the prepayment assumptions used in calculating loan sale gains in relation to the current rate of prepayment, and if necessary, revising the estimate using the original discount rate. Any losses arising from adverse prepayment experience are recognized immediately while favorable experience is recognized prospectively. This adjustment offset the impact of a $700 million increase in the average amount of home equity loans serviced by the Company for third parties during the first quarter of 1995 compared to the same period of 1994. In addition, the reduction in the normal servicing fee from 75 to 50 basis points as discussed above has the impact of increasing current revenues (loan sale gains) while reducing future revenues (loan servicing income). The following table reflects the components of loan servicing income for the periods indicated.

                                                                       THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                      --------------------
                                                                        1995        1994
                                                                      --------     -------
                                                                         (IN THOUSANDS)
    Servicing fees earned...........................................  $ 16,951     $11,870
    Amortization of capitalized excess servicing income.............   (13,467)     (8,181)
                                                                      --------     -------
              Total.................................................  $  3,484     $ 3,689
                                                                      ========     =======

     Net insurance premiums declined $1.0 million for the first three months of 1995 compared with the same period of 1994. Net insurance premiums reflect the recognition of credit life premiums on policies sold in prior years. The decrease in premium income is primarily the result of UC Life's decision in 1993 to discontinue sales of credit insurance products.

     Expenses. The following table presents the components of the Company's expenses for the periods indicated.

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Interest on annuity policies.....................................  $19,526     $17,793
    Personnel........................................................   17,071      13,507
    Interest.........................................................    5,894       2,425
    Loan loss provision..............................................    4,064       3,996
    Insurance commissions............................................    3,548       3,423
    Insurance benefits...............................................    2,429       3,008
    Other operating..................................................   16,038       9,833
                                                                       -------     -------
              Total..................................................  $68,570     $53,985
                                                                       =======     =======

     Interest on annuity policies increased $1.7 million for the first three months of 1995 when compared to the same period of 1994 primarily as the result of an increase in annuity reserves. Average annuity reserves were $1.4 billion during the first quarter of 1995, an increase of approximately $127 million from the same period of 1994.

     Personnel expenses increased approximately $3.6 million primarily because of costs associated with the expansion of the Company's mortgage operations and an increase in incentive bonuses based on loan production.

     Interest expense for the first three months of 1995 increased $3.5 million from the same period of 1994 primarily as the result of an increase in the weighted average interest rate on debt outstanding.

     The provision for estimated losses on the commercial mortgage portfolio during the first quarter of 1995 declined approximately $0.8 million when compared to the same period of 1994 due to a reduction in the amount of loans serviced and an improved commercial real estate environment. The positive effect of this reduction on net income was offset by an increase in the provision for estimated losses on home equity loans when compared to the first quarter of 1994.

     Insurance commissions for the first three months of 1995 were $3.5 million compared to $3.4 million for the same period of 1994. Commissions paid on issuance of the Company's single premium deferred annuity products are generally capitalized as deferred policy acquisition costs and amortized over the estimated life of the policy. During the three months ended March 31, 1995, the Company capitalized approximately $3.9 million in commissions paid on sales of annuities compared to $3.5 million during the same period of

1994. Amortization of commission expense on annuities capitalized in prior periods was $2.6 million during the three months ended March 31, 1995, compared to $2.2 million during the same period of 1994.

     Other operating expenses for the three months ended March 31, 1995 increased approximately $6.2 million when compared to the same period of 1994 primarily as the result of expansion of the Company's mortgage operations, including a $2.0 million increase in advertising expenses, a $0.8 million increase in loan purchase premiums and a $0.6 million increase in occupancy expenses.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net income for 1994 was $49.5 million ($3.48 per share based on 14,245,325 weighted average shares outstanding) compared to net income of $11.6 million for 1993 ($.97 per share based on 11,852,764 weighted average shares outstanding). The increase in net income in 1994 resulted primarily from an increase in the gain on sale of loans and an improved interest margin earned on annuities. In addition, as previously discussed in "-- Discontinued Operations," net income for 1994 and 1993 was reduced by a $5.0 million and $16.7 million loss, respectively, recognized in connection with the Company's decisions to divest UG Title and FMC.

     The following table sets forth certain financial data for the periods indicated.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Total revenues.................................................  $314,694     $260,013
    Total expenses.................................................   230,620      216,952
    Income from continuing operations before income taxes..........    84,074       43,061
    Income from continuing operations..............................    54,582       28,317

     Revenues. The following table sets forth information regarding the components of the Company's revenues for the year ended December 31, 1994 and 1993.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Interest, charges and fees on loans............................  $116,747     $ 96,284
    Loan sale gains................................................    86,735       59,441
    Investment income..............................................    84,666       75,527
    Loan servicing income..........................................    15,173       10,077
    Net insurance premiums.........................................    11,373       18,684
                                                                     --------     --------
              Total................................................  $314,694     $260,013
                                                                     ========     ========

     Interest, charges and fees on loans increased $20.5 million for 1994. This line item includes interest on mortgage loans owned by the mortgage and insurance divisions and loan origination fees earned by the mortgage division. Loan origination fees in excess of direct origination costs on each loan held by the Company are recognized over the life of the loan or earlier at the time of sale on a loan sold to third parties. During 1994 and 1993, the Company sold approximately $978 million and $463 million, respectively, in home equity loans and recognized approximately $32.5 million and $18.9 million, respectively, in net loan origination fees in connection with these sales. Other loan income includes primarily prepayment fees, late charges and insurance commissions.

     The following table presents the composition of interest, charges and fees on loans for the periods indicated.

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1994        1993
                                                                      --------     -------
                                                                         (IN THOUSANDS)
    Loan origination fees...........................................  $ 56,576     $35,987
    Mortgage loan interest..........................................    47,996      51,763
    Other loan income...............................................    12,175       8,534
                                                                      --------     -------
              Total.................................................  $116,747     $96,284
                                                                      ========     =======

     The Company estimates that nonaccrual loans reduced mortgage loan interest for 1994 and 1993 by approximately $10.3 million and $9.5 million, respectively. During 1994 the average amount of nonaccrual loans owned by the Company was $25.5 million compared to approximately $31.7 million during 1993. In addition, the average balance of loans serviced for third parties which were on a nonaccrual basis or in foreclosure was $55.6 million and $43.4 million during 1994 and 1993, respectively, representing 4.1% and 4.5%, respectively, of the average amount of loans serviced for third parties. The Company is generally obligated to advance interest on delinquent loans to the investor or holder of the mortgage-backed security, as the case may be, at the pass-through rate until satisfaction of the note, liquidation of the collateral or charge off of the delinquent loan. At December 31, 1994, the Company owned approximately $7.8 million of commercial loans which were on an accrual status, but which the Company considers as potential problem loans, compared to $8.1 million at December 31, 1993. The Company evaluates each of these commercial loans to estimate its risk of loss in the investment and provides for such loss through a charge to earnings.

     Loan sale gains recognized by the Company's mortgage division increased $27.1 million during 1994 over 1993. Loan sale gains approximate the present value over the estimated lives of the loans of the excess of the contractual rates on the loans sold, over the sum of the pass-through rate paid to the buyer, a normal servicing fee, a trustee fee, a surety bond fee, if any, in mortgage-backed securitization transactions, and an estimate of future credit losses. The increase in the amount of loan sale gains was due primarily to a $515 million increase in the amount of loans sold which offset a decrease in excess servicing income retained by the Company (i.e., the stated interest rate on the loan less the pass-through rate and the normal servicing fee and other applicable recurring fees). Interest spread retained by the Company on loans sold includes the normal servicing fee. During 1994, guidelines were published by Standard & Poor's defining a normal servicing fee as 50 basis points for servicing "B" and "C" quality home equity loans, such as those originated by the Company. As the result of this industry data, the servicing fee rate used by the Company in its 1994 third and fourth quarter loan securitization transactions was 50 basis points. This resulted in an increase in the amount of loan sale gain recognized on the home equity loans sold in the 1994 third and fourth quarters compared to previous securitization transactions which include a servicing fee rate of 75 basis points.

     The following table presents information regarding home equity loan sale transactions for the periods indicated.

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                          (DOLLARS IN
                                                                          THOUSANDS)
    Home equity loans sold.........................................  $977,653     $462,873
    Average coupon on home equity loans sold.......................     11.80%       12.00%
    Weighted interest spread retained on home equity loans sold....      4.49%        6.06%
    Home equity loan sale gains....................................  $ 86,735     $ 59,220

     In comparison to 1993, market interest rates were higher in 1994, and, as a result, the Company experienced a decrease in the weighted average interest spread retained on home equity loans sold from 6.06% in 1993 to 4.49% in 1994. Fluctuations in and the level of market interest rates will impact the interest spread retained by the Company on loans sold, and, potentially, the amount of its loan sale gains. An increase in the level of market interest rates will generally adversely affect the interest spread on loans sold, whereas such interest spread generally widens during a declining interest rate environment. Although actions have been taken by the Company during a rising interest rate environment to mitigate the impact on earnings of fluctuations in market rates, such as increasing the coupon rate charged on its loan products, the effect of such action will generally lag the impact of market rate fluctuations. The weighted average interest spread retained by the Company on loan sales during the fourth quarter of 1994 declined to 4.10% from 4.63% retained on loan sales during the first nine months of 1994. This decrease is primarily attributable to increases in the pass-through rates on mortgage backed securities sold under the Company sponsored shelf registration statement due to increases in market rates. Historically, the Company has not entered into commercial interest rate hedge transactions in connection with warehousing loans for future loan securitizations. The Company has used a prefunding feature in connection with recent loan securitization transactions. Such prefunding feature "locks in" the pass-through rate that the Company will pay to the investor on a predetermined amount of loans for future delivery. The Company is obligated for the difference between the earnings on such prefunded amount and the pass-through interest paid to the investor during the period from the date of the closing of the securitization transaction until the date of delivery of the loans. In connection with the home equity loan securitization transaction which closed in the fourth quarter of 1994, approximately $53 million was held in a prefunding account for purchase of the Company's home equity loans during the first quarter of 1995.

     Investment income totaled $84.7 million on average investments of approximately $1.1 billion for 1994 compared to investment income of $75.5 million on average investments of approximately $872 million during the same period of 1993. The impact on revenue of the increased asset base in 1994 was partially offset by lower weighted average investment yields than those obtained during 1993. Investment income for 1994 and 1993 includes investment gains of $0.2 million and $0.6 million, respectively. At December 31, 1994, the amortized cost of the fixed income portfolio totaled $1.1 billion and was comprised principally of $790 million in investment grade mortgage-backed securities and $281 million in investment grade bonds. At December 31, 1994, the weighted average rating of the publicly traded bond portfolio according to nationally recognized statistical rating agencies was "AA". During 1994, the Company established a trading account for a portion of its investment portfolio invested in common stocks. At December 31, 1994, the carrying value of investments in the Company's trading account was $679,000 reflecting a $22,751 unrealized gain which is included in investment income for 1994.

     Loan servicing income increased $5.1 million for 1994 compared to 1993, reflecting the impact of an increased amount of home equity loans serviced for third parties offset by an increase in the amortization of capitalized excess servicing income. The reduced normal servicing fee rate from 75 to 50 basis points as discussed above has the impact of increasing current revenues (loan sale gains) while reducing future revenues (loan servicing income) with respect to the loan sale transactions occurring on and after the reduction. The following table reflects the components of loan servicing income for the periods indicated.

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Servicing fees earned..........................................  $ 55,428     $ 31,621
    Amortization of capitalized excess servicing income............   (40,255)     (21,544)
                                                                     --------     --------
              Total................................................  $ 15,173     $ 10,077
                                                                     ========     ========

     Net insurance premiums declined $7.3 million for 1994 compared with 1993. Net insurance premiums reflect revenues associated primarily with credit insurance underwritten by UC Life. The decrease in premium income is primarily the result of the impact of UC Life's decision to discontinue sales of credit insurance products.

     Expenses. The following table presents the components of the Company's expenses for the periods indicated.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Interest on annuity policies...................................  $ 73,065     $ 76,086
    Personnel......................................................    57,380       40,784
    Interest.......................................................    14,563       10,158
    Insurance commissions..........................................    14,264       13,920
    Loan loss provision............................................    13,457       17,343
    Insurance benefits.............................................    12,654       18,200
    Other operating................................................    45,237       40,461
                                                                     --------     --------
              Total................................................  $230,620     $216,952
                                                                     ========     ========

     Interest on annuity policies declined $3.0 million in 1994 when compared to 1993 as the result of a reduction in the average interest crediting rate on the Company's annuity policies offset by the impact of an increase in annuity reserves. Average annuity reserves were $1.4 billion during 1994, an increase of approximately $117 million from 1993.

     Personnel expenses increased approximately $16.6 million primarily because of costs associated with the expansion of the Company's mortgage operations, loan production related incentives and an increase in the cost of the Company's employee benefit and incentive plans.

     Insurance commissions for 1994 increased by approximately $.3 million over commissions for 1993. Commissions paid on issuance of the Company's deferred annuity products are generally capitalized as deferred policy acquisition costs and amortized over the estimated life of the policy. During 1994, the Company capitalized approximately $20.7 million in commissions paid on sales of annuities compared to $13.7 million during 1993. Amortization of commission expense on annuities capitalized in prior periods was $9.5 million during 1994, compared to $5.6 million during 1993.

     Insurance benefits for 1994 declined $5.5 million compared to 1993 primarily as the result of a reduction in benefits associated with ordinary life and credit insurance products.

     The Company's loan loss provision was $13.5 million and $17.3 million for 1994 and 1993, respectively. The decrease in the provision resulted from a decrease in the provision for losses on home equity loans due to a reduction in the amount of loans owned by the Company, a decrease in the amount of property placed into foreclosure and a lower incidence of loss per property sold.

     Interest expense for 1994 increased approximately $4.4 million compared to 1993 primarily as the result of an increase in the weighted average interest rate charged on debt.

     Other operating expenses for 1994 increased approximately $4.8 million when compared to 1993 primarily as the result of costs associated with the expansion of the Company's mortgage operations, including a $2.3 million increase in advertising expenses and a $1.3 million increase in occupancy and equipment expenses. Other operating expenses in 1993 included a $2.3 million accrual for the estimated cost of a legal settlement and $1.4 million in estimated losses in connection with termination of a third party administrative contract for credit insurance.

ASSET QUALITY AND RESERVES

     The quality of the Company's loan and bond portfolios and of the loan portfolio serviced for third parties significantly affects the profitability of the Company. The values of and markets for these assets are dependent on a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors, which become more pronounced in periods of economic decline, may affect the quality of these assets and the Company's resulting ability to sell these assets for acceptable prices.

General economic deterioration can result in increased delinquencies on existing loans, reductions in collateral values and declines in the value of investments resulting from a reduced capacity of issuers to repay the bonds.

     Loans. Substantially all of the loans owned by the Company were originated through the Company's branch (i.e., retail) network or wholesale loan programs. In connection with its origination of home equity loans, the Company relies on thorough underwriting and credit review procedures, a mortgage on the borrower's residence and, in some cases, other security, and, in its retail origination program, contact with borrowers through its branch office system to manage credit risk on its loans. In addition to servicing the loans owned by the Company, the mortgage division serviced approximately $1.9 billion in loans for third parties at March 31, 1995, $1.7 billion of which are home equity loans. Substantially all of the home equity loans serviced for third parties were publicly sold as mortgage backed securities ("pass-through certificates"). The purchasers of the pass-through certificates receive a credit enhanced security which is generally achieved in part by subordinating the excess interest spread retained by the Company to the payment of scheduled principal and interest on the certificates. Such subordination relates to credit losses which may occur after the sale of the loans and continues until the earlier of the payment in full of the loans or termination of the agreement pursuant to which the loans were sold. If cumulative payment defaults exceed the amount subordinated, a third party insurer is obligated to pay any further losses experienced by the owners of the pass-through certificates.

     The Company is also obligated to cure, repurchase or replace loans which may be determined after the sale to violate representations and warranties relating to them and which are made by the Company at the time of the sale. The Company regularly evaluates the quality of the loan portfolio and estimates its risk of loss based upon historical loss experience, prevailing economic conditions, estimated collateral value and such other factors which, in management's judgment, are relevant in estimating the credit risk in owned and/or serviced loans. Estimated losses on the owned portfolio are provided for by an increase in the allowance for loan losses through a charge to current operating income. At March 31, 1995, the Company's allowance for loan losses was $16.8 million. For loans sold, the Company reduces the amount of gain recognized on the sale by the estimated amount of credit losses, and records such amount on its balance sheet in the allowance for loss on loans serviced. At March 31, 1995, the allowance for loss on loans serviced was $29.6 million. The maximum recourse associated with sales of home equity loans according to terms of the loan sale agreements totaled approximately $323 million, of which amount approximately $312 million relates to the subordinated cash and excess interest spread. Should credit losses on loans sold materially exceed the Company's estimates for such losses, such consequence will have a material adverse effect on the Company's operations.

     At March 31, 1995, the contractual balance of loans serviced was approximately $2.2 billion comprised of approximately $387 million serviced for the Company and approximately $1.9 billion serviced for investors. The portfolio is geographically diversified. Although the Company services loans in 46 states, at March 31, 1995 a substantial portion of the loans serviced were originated in Florida (13.4%), Ohio (11.5%) and Louisiana (10.1%), respectively, and no other state accounted for more than 8.0% of the serviced portfolio. Included in the serviced portfolio are commercial loans originated by the Company, a substantial portion of which were originated in Florida (27.4%) and Georgia (16.8%) and no other state accounted for more than 8.5% of the commercial loans serviced. The risk inherent in such concentrations is dependent not only upon regional and general economic stability which affects property values, but also the financial well-being and creditworthiness of the borrower.

     The following table provides a summary of loans owned and/or serviced which are past due 30 days or more, foreclosed properties and loans charged off as of the dates indicated.

                                                                  FORECLOSED PROPERTIES
                                                                  ---------------------
                                                                               SERVICED
                                                                                  FOR           NET
                         CONTRACTUAL  DELINQUENCIES     % OF       OWNED         THIRD         LOANS       % OF
                           BALANCE     CONTRACTUAL   CONTRACTUAL   BY THE        PARTY        CHARGED     AVERAGE
      PERIOD ENDED        OF LOANS       BALANCE       BALANCE     COMPANY     INVESTORS        OFF        LOANS*
- ------------------------  ---------      --------      -------     -------     ---------      -------      ------
                                                    (DOLLARS IN THOUSANDS)
MARCH 31, 1995
  Home equity...........  $1,895,955     $134,514       7.09%      $ 7,527      $13,187       $ 3,470      0.76%
  Commercial............     267,291        5,208       1.95%       21,509       10,738           210      0.32%
  Conventional..........      70,986        2,634       3.71%          285           --            36      0.20%
                          ----------     --------                  -------      -------       -------
          Total.........  $2,234,232     $142,356       6.37%      $29,321      $23,925       $ 3,716
                          ==========     ========                  =======      =======       =======
DECEMBER 31, 1994
  Home equity...........  $1,683,698     $129,203       7.67%      $ 8,791      $11,837       $11,694      0.84%
  Commercial............     274,413        5,377       1.96%       22,131        8,784         5,658      1.83%
  Conventional..........      74,294        2,672       3.60%           35           --           100      0.16%
                          ----------     --------                  -------      -------       -------
          Total.........  $2,032,405     $137,252       6.75%      $30,957      $20,621       $17,452
                          ==========     ========                  =======      =======       =======
DECEMBER 31, 1993
  Home equity...........  $1,125,139     $ 92,974       8.26%      $17,014      $ 8,355       $ 8,548      0.88%
  Commercial............     345,365       19,292       5.59%       20,871        9,275         3,579      0.95%
  Conventional..........      98,277        3,747       3.81%          148           --            77      0.09%
                          ----------     --------                  -------      -------       -------
          Total.........  $1,568,781     $116,013       7.40%      $38,033      $17,630       $12,204
                          ==========     ========                  =======      =======       =======

- ---------------

* Annualized for the three months ended March 31, 1995.

     Management continues to focus on reducing the level of non-earning assets owned and/or serviced by expediting the foreclosure process. The balance of foreclosed home equity loans owned and/or serviced totaled $20.7 million at March 31, 1995 compared to $22.0 million at March 31, 1994.

     The above delinquency and loan loss experience represents the Company's recent experience. However, the delinquency, foreclosure and net loss percentages may be affected by the increase in the size and relative lack of seasoning of the portfolio. In addition, the Company can neither quantify the impact of property value declines, if any, on the home equity loans nor predict whether or to what extent or how long such declines may exist. In a period of such declines, the rates of delinquencies, foreclosures and losses on the home equity loans could be higher than those theretofore experienced in the mortgage lending industry in general. Adverse economic conditions (which may or may not affect real property values) may affect the timely payment by borrowers of scheduled payments of principal and interest on the home equity loans and, accordingly, the actual rates of delinquencies, foreclosures and losses. As a result, the information in the above tables should not be considered as the only basis for assessing the likelihood, amount or severity of delinquencies or losses in the future on home equity loans and no assurance can be given that the delinquency and loss experience presented in the tables will be indicative of such experience on home equity loans.

     A summary analysis of the changes in the Company's allowance for loan losses for the indicated periods is as follows.

                                             THREE MONTHS
                                            ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                          -------------------     -------------------------------
                                           1995        1994        1994        1993        1992
                                          -------     -------     -------     -------     -------
                                                              (IN THOUSANDS)
Balance at beginning of period..........  $16,508     $21,017     $21,017     $15,842     $15,962
Loans charged to allowance
  Home equity...........................   (3,827)     (4,029)    (12,745)     (9,114)     (5,511)
  Commercial............................     (210)         --      (5,767)     (3,579)     (4,805)
  Conventional..........................      (36)        (15)       (149)       (142)       (158)
                                          -------     -------     -------     -------     -------
          Total.........................   (4,073)     (4,044)    (18,661)    (12,835)    (10,474)
Recoveries on loans previously charged
  to allowance..........................      357         276       1,209         631       1,085
                                          -------     -------     -------     -------     -------
Net loans charged off...................   (3,716)     (3,768)    (17,452)    (12,204)     (9,389)
                                          -------     -------     -------     -------     -------
Loan loss provisions....................    4,064       3,996      13,457      17,343      10,027
Reserve reclassification................      (14)        (61)       (514)         36        (758)
                                          -------     -------     -------     -------     -------
Balance at end of period................  $16,842     $21,184     $16,508     $21,017     $15,842
                                          =======     =======     =======     =======     =======
Specific reserves.......................  $ 6,353     $ 8,429     $ 6,571     $ 8,500     $ 7,067
Unallocated reserves....................   10,489      12,755       9,937      12,517       8,775
                                          -------     -------     -------     -------     -------
          Total reserves................  $16,842     $21,184     $16,508     $21,017     $15,842
                                          =======     =======     =======     =======     =======

     Specific reserves are provided for foreclosures in which the carrying value of the loan exceeds the market value of the collateral. Unallocated reserves are provided for loans not in foreclosure and are calculated primarily using objective measurement techniques. Unallocated reserves also include reserves for active loans which have been modified or indicate potential problems as well as reserves for a $32.5 million subordinated position the Company acquired in connection with the securitization and sale of approximately $230 million in commercial real estate mortgage loans in 1990. At March 31, 1995, the Company owned $29.3 million of property acquired in settlement of loans, excluding the specific reserves attributed to these properties. These balances are included in the loans owned by the Company. The specific reserve in the table above is provided to reduce the carrying value of these properties to their market value.

     A summary of the allowances for future credit losses on loans and foreclosed properties owned by the Company and loans sold with recourse (including for purposes hereof loans sold with limited guarantees and subordination of cash and excess interest spread owned by the Company) as of the dates indicated is as follows:

                                                   MARCH 31,                 DECEMBER 31,
                                               ------------------    -----------------------------
                                                1995       1994       1994       1993       1992
                                               -------    -------    -------    -------    -------
                                                                 (IN THOUSANDS)
Allowance for loan losses
  (Applicable to loans and foreclosed
     properties owned by the Company)........  $16,842    $21,184    $16,508    $21,017    $15,842
Allowance for loss on loans serviced
  (Applicable to loans sold with recourse)...   29,580     16,393     26,822     12,938      7,015
                                               -------    -------    -------    -------    -------
          Total..............................  $46,422    $37,577    $43,330    $33,955    $22,857
                                               =======    =======    =======    =======    =======

     As of March 31, 1995, approximately $1.7 billion of home equity loans sold were serviced by UC Lending under agreements substantially all of which provide for the subordination of cash and excess interest spread owned by the Company for credit losses ("loans sold with recourse"). The maximum recourse associated with sales of home equity loans according to terms of the loan sales agreements was approximately $323 million at

March 31, 1995, of which $312 million relates to the subordinated cash and excess interest spread. The Company's estimate of its losses, based on historical loan loss experience, was approximately $29.6 million at March 31, 1995 and is recorded in the Company's allowance for loss on loans serviced. Should credit losses on loans sold with limited recourse, or subordination of cash and excess interest spread owned by the Company, materially exceed the Company's estimate for such losses, such consequence will have a material adverse impact on the Company's operations.

     Recent legal developments related to mortgage loans. On March 21, 1994, the United States Court of Appeals for the Eleventh Circuit held, in part, that a lender improperly disclosed the collection of the Florida state intangible tax from the borrower, thereby subjecting the loan to rescission under the TILA by the borrower for three years after it was made. Subsequent to the court's initial decision and prior to its refusal to reconsider its decision, the Florida legislature amended the language of the intangible tax to clarify the legislature's previous intention that the intangible tax be disclosed for purposes of the TILA in the manner that had been followed by most lenders in Florida, including the Company. Although the Florida legislature intended this legislation to apply retroactively, no final court decision has been rendered as to the effect of this legislation on loans originated prior to its effective date. This court decision may also apply to a similar intangible tax imposed by other states. To its knowledge, as of June 15, 1995, no claims have been filed against the Company under this court decision (other than as a defense in foreclosure proceedings) and no notice of a breach of a representation has been received under the Company's loan sale agreements requesting it to repurchase, cure or substitute other loans for the loans sold. If the intent of the Florida legislature is not upheld and if a substantial number of claims are filed by borrowers against the Company resulting in rescission or repurchase, the Company's financial statements and operations will be materially adversely affected. As the financial impact, if any, of this contingency cannot presently be reasonably estimated, the Company has made no accrual therefor.

     Amendments to the TILA which may become effective on October 1, 1995, impose additional disclosure requirements and prohibit certain prepayment penalty charges, among other requirements, on loans with a specified level of origination fees or a specified interest rate level. A significant percentage of the Company's loans originated after the effective date could be subject to the requirements of this legislation. The Company is currently reviewing this legislation in its final form to determine the impact of its provisions on the Company's business or results of operations.

     Investment securities. The Company's investment portfolio consists primarily of mortgage backed securities and corporate bonds, comprising 66% and 29% of the portfolio at March 31, 1995, respectively. At March 31, 1995, approximately 93% of the Company's portfolio of investment securities were classified in an available-for-sale category and the carrying value adjusted to fair value by means of an adjustment to stockholders' equity. The remainder of the portfolio consists primarily of private placements made either directly or through an investment partnership and are classified as held-to-maturity and valued at cost. At March 31, 1995, the Company owned $0.8 million in equity securities classified as trading securities. The net unrealized loss in the debt securities portfolio (amortized cost over fair value) at March 31, 1995 was $32.7 million compared to an unrealized loss of $73.9 million at December 31, 1994. At March 31, 1995, the weighted average rating of UC Life's publicly traded bond portfolio was "AA", the amortized cost of assets allocated to investments in investment grade fixed maturity securities was $337 million or 29.4% of the portfolio and in investment grade mortgage-backed securities was $789 million or 68.8% of the portfolio. At March 31, 1995 the amortized cost of UC Life's holdings of non-investment grade publicly traded bonds was $21.1 million or 1.8% of the portfolio.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal cash requirements consist of funding loan originations in its mortgage operations and the payment of policyholder claims and surrenders incurred in its insurance operations. The Company's mortgage operations require continued access to short and long-term sources of debt financing, the sale of loans to UC Life and the sale of loans and asset-backed securities in the secondary market. The liquidity requirements for the Company's insurance operations are generally met by funds provided from the sale of annuities and cash flow from its investments in fixed income securities and mortgage loans.

     The Company's primary debt facility has been a revolving credit facility (the "Bank Facility") dated as of October 11, 1988. On November 2, 1994 the Company publicly sold $125 million of its senior unsecured notes (the "Senior Notes"). The net proceeds from the sale of the Senior Notes were used to repay a portion of the principal amount of the indebtedness outstanding under the Bank Facility. The Senior Notes bear interest at the rate of 9.35% per annum, provide for interest payable semi-annually, mature on November 1, 1999 and are not redeemable prior to maturity. The Senior Notes rank on a parity with other unsecured and unsubordinated indebtedness of the Company. An amendment to the Bank Facility became effective upon the consummation of the sale of the Senior Notes which (i) extended the maturity of the Bank Facility from December 31, 1995 to December 31, 1996, (ii) released liens on the stock of the Company's subsidiaries and other collateral, (iii) reduced the amount available under the Bank Facility from $200 million to $113.6 million and (iv) permitted the non-insurance subsidiaries of the Company to have one or more warehouse lines of credit with an aggregate amount outstanding of up to $300 million.

     The following discussion reflects the primary sources of liquidity and capital for each of the Company's primary operating divisions.

     Mortgage. The principal cash requirements of the Company's mortgage operations arise from loan originations, deposits to reserve accounts, repayments of inter-company debt borrowed under the Bank Facility, debt service relating to the Senior Notes, payments of operating and interest expenses and income taxes related to loan sale transactions. Loan originations are funded principally through the Bank Facility, short-term bank facilities and warehouse facilities (discussed below) pending loan sales. In addition, as of June 8, 1995, UC Lending had available a secured warehouse facility provided by an investment bank that will act as lead underwriter of the Company's second quarter public loan securitization transaction. The warehouse facility is directly related to this securitization transaction and initially provides funding for up to $245 million of eligible home equity loans for such securitization and will mature with the closing of the last delivery of loans under the prefunding accounts relative to this securitization. As of June 15, 1995, approximately $119.9 million was outstanding under this warehouse facility.

     UC Lending and other mortgage lending subsidiaries of the Company entered into a credit agreement dated as of May 23, 1995 with First Union National Bank of North Carolina and certain other lenders signatory thereto (the "Warehouse Facility"). Under the Warehouse Facility, UC Lending and the other mortgage lending subsidiaries may borrow up to $150,000,000 on a revolving basis secured by home equity loans eligible thereunder. Loans under the Warehouse Facility are subject to the satisfaction of certain borrowing conditions, including a minimum borrowing base and will bear interest at a floating rate. Borrowings under the Warehouse Facility are required to be repaid from the proceeds of the sale or other disposition of the home equity loan collateral. The lenders' commitment under the Warehouse Facility is scheduled to terminate on May 23, 1997. As of June 15, 1995, approximately $41.4 million was outstanding under the Warehouse Facility.

     Substantially all of the loans originated or acquired by UC Lending are sold. Net cash from operating activities of the Company in 1994 and 1993 and for the first quarter of 1995 and 1994 reflects approximately $948 million, $596 million, $321 million and $202 million, respectively, in cash used for loan originations and acquisitions. The primary source of funding for loan originations is derived from the reinvestment of proceeds from the ultimate sale of loans in the secondary market which totaled approximately $978 million and $463 million in 1994 and 1993, respectively, and $275 million and $198 million in the three months ended March 31, 1995 and 1994, respectively. In connection with the loan sale transactions in the secondary market, third-party surety bonds and cash deposits by the Company as credit enhancements were provided. The loan sale transactions required the subordination of certain cash flows payable to UC Lending and its subsidiaries to the payment of principal and interest due to certificate holders. In connection with these transactions, UC Lending was required, in some instances, to fund an initial deposit, and thereafter, in each transaction, a portion of the amounts receivable by UC Lending and its subsidiaries from the excess interest spread is required to be placed and maintained in a reserve account to the extent of the subordination requirements. The subordination requirements generally provide that the excess interest spread is payable to a reserve account until a specified level of cash, which is less than the maximum subordination amount, is accumulated therein. The capitalized excess servicing income of the Company is subject to being utilized first to replenish cash paid from the reserve account to fund shortfalls in collections from borrowers who default on the payment of principal or interest on the loans underlying the pass-through certificates issued until the total of the Company's deposits into the reserve account equal the maximum subordination amount. In connection with the issuance and sale of approximately $1.8 billion of pass-through certificates through March 31, 1995 under the Company sponsored shelf-registration statement, the subordination amounts aggregate approximately $273 million. After the Company's deposits into the reserve account equal the maximum subordination amount for a transaction, the subordination of the related excess interest spread (including the guarantee fee payable therefrom) for these purposes is terminated. The excess interest spread required to be deposited and maintained in the respective reserve accounts will not be available to support the cash flow requirements of the Company until such amount exceeds the maximum subordinated amount (other than amounts, if any, in excess of the specified levels required to be maintained in the reserve accounts, which may be distributed periodically to the Company). At March 31, 1995, the amounts on deposit in such reserve accounts totaled $97.8 million.

     The expansion of the Company's mortgage division and the increase in the amount of loans originated are capital intensive operations; therefore, adequate credit facilities and other sources of funding, including the ability of the Company to sell loans in the secondary market and to UC Life, are essential for the continuation of and the growth in the Company's loan operations. At March 31, 1995, the Company's debt facilities available to fund general operating needs totaled $276 million, of which $236 million was outstanding, resulting in available, but unfunded debt capacity for general operating needs of $40 million. During the first quarter of 1995, peak borrowings under such credit facilities reached $262 million and rose to $273 million subsequent to quarter end. At December 31, 1994, the Company had $266 million in such debt facilities available with $212 million outstanding, resulting in $54 million in available, but unfunded debt capacity. The Company continues to evaluate its current resources and to explore the feasibility of additional capital market transactions.

     Life insurance. The principal cash requirement of UC Life consists of contractual obligations to policyholders, principally through policy claims and surrenders. The primary sources of funding these obligations, in addition to cash flow from investments, are the sale of annuities. Net cash flow from annuity operations is used to build an investment portfolio, which in turn produces future cash flows from investment income and provides a secondary source of liquidity for this division. Net cash provided by operating activities of the insurance division in 1994 and 1993 was approximately $64 million and $78 million, respectively, and in the first quarter of 1995 and 1994 was approximately $24.2 million and $19.5 million, respectively, resulting primarily from cash earnings on investments. The Company monitors available cash and cash equivalents to maintain adequate balances for current payments while maximizing cash available for longer term investment activities. The Company's financing activities during 1994 and 1993 reflect approximately $250 million and $208 million, respectively and in the first quarter of 1995 and 1994 reflect approximately $48.6 million and $45.0 million, respectively, in cash received primarily from sales by UC Life of its annuity products. As reflected in the net cash used by investing activities during the same periods, investment purchases were approximately $300 million, $293 million, $81.6 million and $106.5 million, respectively, reflecting the investment of these funds and the reinvestment of proceeds from maturities of investments. Cash used by financing activities during these periods also reflects payments of $192 million, $136 million, $53.8 million and $39.9 million, respectively, primarily on annuity products resulting from policyholder surrenders and claims. The increase in annuity surrenders during 1994 and the first quarter of 1995 was expected, due in part to an increase in the amount of annuity policies which were beyond the surrender penalty period. The interest margin on the Company's annuity liabilities during the first quarter of 1995 was 2.38% compared to 2.61% during the same period of 1994. UC Life's investments at March 31, 1995 included approximately $337 million in residential and commercial mortgage loans, and the amortized cost of its bond portfolio included $358 million in corporate and government bonds and private debt placements and $789 million in mortgage-backed securities.

     The investment portfolio is also managed to provide a secondary source of liquidity as investments can be sold, if necessary, to fund abnormal levels of policy surrenders, claims and expenses. An unanticipated increase in surrenders would impact the Company's liquidity, potentially requiring the sale of certain assets, such as bonds and loans prior to their maturities, which may be at a loss.

     As a Louisiana domiciled insurance company, UC Life is subject to certain regulatory restrictions on the payment of dividends. UC Life had the capacity at March 31, 1995 to pay dividends of $8.2 million. UC Life did not pay any dividends to the Company during 1992, 1993 or 1994 in order to retain capital in UC Life.

ACCOUNTING STANDARDS

     In May 1993 and in October 1994, the FASB issued Statements of Financial Accounting Standards Nos. 114 and 118 ("SFAS 114" and "SFAS 118") which address the accounting by creditors for impairment of loans and specify how allowances for credit losses related to certain loans should be determined. The statements also address the accounting by creditors for all loans that are restructured in a troubled debt restructuring involving modification of the terms of a receivable. The implementation of the provisions of SFAS 114 and SFAS 118 in the first quarter of 1995 did not have a material effect on the financial statements of the Company.

                           DESCRIPTION OF SECURITIES

GENERAL

     The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.

DEBT SECURITIES

     The Senior Debt Securities are to be issued under an indenture dated as of October 1, 1994, as supplemented from time to time (the "Senior Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of October 1, 1994, as supplemented from time to time (the "Subordinated Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Subordinated Trustee"). The term "Trustee" as used herein shall refer to either the Senior Trustee or the Subordinated Trustee, as appropriate, for Senior Debt Securities or Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture (being referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the applicable Indenture. Unless otherwise noted below, section references below are to both Indentures.

     The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of the Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Debt Securities set forth in this Prospectus.

  General

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness of the Company (including the Senior

Debt Securities) as described under "-- Subordination" below. The Debt Securities may be issued in one or more series.

     The Company primarily conducts its operations through its Subsidiaries. The rights of the Company and its creditors, including the Holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

     The accompanying Prospectus Supplement will set forth the terms of the Offered Debt Securities, which may include the following:

           (1) The title of the Offered Debt Securities and whether they are Senior Debt Securities or Subordinated Debt Securities.

           (2) The aggregate principal amount of the Offered Debt Securities and any limit on the aggregate principal amount of the Offered Debt Securities.

           (3) The percentage of the principal amount at which the Offered Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined.

           (4) The date or dates on which or periods during which the Offered Debt Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Debt Securities will be payable.

           (5) The rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Debt Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Debt Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice.

           (6) The place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid.

           (7) The obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation.

           (8) The right, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

           (9) If the coin or currency in which the Offered Debt Securities shall be issuable is U.S. dollars, the denominations of the Offered Debt Securities if other than denominations of $1,000 and any integral multiple thereof.

          (10) Whether the Offered Debt Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

          (11) Provisions, if any, for the defeasance of Offered Debt Securities or certain of the Company's obligations with respect to the Offered Debt Securities.

          (12) Whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

          (13) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Debt Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

          (14) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Debt Securities which entitles the Holder of an Offered Debt Security or its proxy to one vote for purposes of voting at a meeting of Holders of the Offered Debt Securities.

          (15) If the principal of (and premium, if any) or interest on the Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Debt Securities is denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made.

          (16) The date as of which any Offered Debt Securities shall be dated.

          (17) If the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Debt Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

          (18) If the Offered Debt Securities are denominated or payable in foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof).

          (19) The designation of the original Currency Determination Agent, if any.

          (20) The applicable Overdue Rate, if any.

          (21) If the Offered Debt Securities do not bear interest, the applicable dates upon which the Company will furnish or cause to be furnished to the Trustee a list of the names and addresses of the Registered Holders of the Offered Debt Securities.

          (22) Any addition to, or modification or deletion of, any Events of Default or covenants provided for in the applicable Indenture with respect to the Offered Debt Securities.

          (23) If any of the Offered Debt Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification require-ments) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Debt Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Debt Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

          (24) Whether the Offered Debt Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Debt Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Debt Securities may be exchanged for Registered Securities in definitive form.

          (25) The designation, if any, of any depositaries, trustees (other than the applicable Trustee), paying agents, authenticating agents, security registrars (other than the applicable Trustee) or other agents with respect to the Offered Debt Securities.

          (26) If the Offered Debt Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

          (27) If the Offered Debt Securities are Subordinated Debt Securities, whether they will be convertible or exchangeable into shares of Common Stock and, if so, the terms and conditions, which may in addition to or in lieu of the provisions contained in the Subordinated Indenture, upon which such Offered Debt Securities will be so convertible or exchangeable, including the conversion or exchange price and the conversion or exchange period.

          (28) Any other terms of the Offered Debt Securities not specified in the Indenture under which such Offered Debt Securities are to be issued (which other terms shall not be inconsistent with the provisions of such Indenture).

     Each Indenture provides that the aggregate principal amount of Debt Securities that may be issued thereunder is unlimited. The Debt Securities may be issued in one or more series thereunder, in each case as authorized from time to time by the Board of Directors of the Company, or any committee thereof or any duly authorized officer or pursuant to any modification of an Indenture. (Section 3.01)

     In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

     The general provisions of the Indentures do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the accompanying Prospectus Supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default or covenants of the Company described below that are applicable to the Offered Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

     All of the Debt Securities of a series need not be issued at the same time, and may vary as to denomination, interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

  Denominations, Registration and Transfer

     Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "-- Book-Entry Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached. (Section 2.01)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

     Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

     Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

     Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

     The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

  Events of Default

     Under the Indentures, "Event of Default" with respect to the Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Debt Security of such series at its Maturity; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the applicable Indenture specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other

Event of Default provided with respect to Debt Securities of that series pursuant to the applicable Indenture. (Section 5.01)

     Each Indenture requires the Company to file with the applicable Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the applicable Indenture. (Section 12.02) Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of Debt Securities of any default (except payment defaults on such Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Debt Securities to do so. (Section 6.02)

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal amount (or, if any Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the applicable Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) shall become immediately due and payable. Upon payment of such amount in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Debt Securities of such series shall terminate. (Section 5.02)

     Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to Debt Securities of a particular series shall occur and be continuing, the applicable Trustee shall be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders of Debt Securities of that series, unless such Holders shall have offered to the applicable Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 5.07) Subject to such provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under such Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to the Debt Securities of that series provided that such direction does not conflict with law or with the applicable Indenture. (Section 5.12)

     At any time after such a declaration of acceleration with respect to Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, by written notice to the Company and the applicable Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the applicable Trustee a sum in the currency in which such Debt Securities are denominated (except as otherwise provided in the applicable Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the applicable Trustee and the reasonable compensation, expenses, disbursements and advances of the applicable Trustee, its agents and counsel; and (2) all Events of Default with respect to Debt Securities of such series, other than the nonpayment of the principal of Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the applicable Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon. (Section 5.02)

  Modification or Waiver

     Without prior notice to or consent of any Holders, the Company and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the applicable Indenture and in the Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the applicable Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Debt Securities issued thereunder; (7) to supplement any of the provisions of the applicable Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities issued under such Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Debt Securities and Coupons, if any, as permitted by the applicable Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or (10) to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect. (Section 11.01)

     With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of Debt Securities and Coupons, if any, under the applicable Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Debt Security of each such series affected thereby (1) change the Stated Maturity of the principal of, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), or limit
the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities, or adversely affect the right to convert any Subordinated Debt Security into shares of Common Stock as may be set forth in the Prospectus Supplement; (2) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults or Events of Default thereunder and their consequences provided for in such Indenture; (3) modify any of the provisions of the applicable Indenture relating to modifications and waivers of defaults and covenants, except to increase any such percentage or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security of each series affected thereby; provided, however, that certain of such modifications may be made without the consent of any Holder of any Debt Security; or (4) in the case of the Subordinated Indenture, modify any of the provisions relating to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof. (Section 11.02)

     A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable Indenture of the Holders of Debt Securities and Coupons, if any, of any other series. (Section 11.02)

     In the case of the Subordinated Indenture, no modification may adversely affect the rights of any holder of Senior Indebtedness under the subordination provisions of the Subordinated Indenture without the consent of such holder. (Section 11.08 of the Subordinated Indenture)

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of any such series waive, by notice to the applicable Trustee and the Company, any past default or Event of Default under the applicable Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "-- Modification or Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Debt Securities of such series under the applicable Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon. (Section 5.13)

     The Company may omit in any particular instance to comply with certain covenants in the applicable Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the applicable Indenture but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises), if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Section 12.09 of the Senior Indenture; Section 12.07 of the Subordinated Indenture)

  Subordination

     Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities

(Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) No payment on account of principal (or premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities (including, without limitation, payment of any Coupons) unless full payment of amounts then due for principal, premium, if any, sinking funds and interest on Senior Indebtedness has been made or duly provided for. (Section
16.03 of the Subordinated Indenture) In the event that, notwithstanding the foregoing, any payment by the Company described in the foregoing sentence is received by the Trustee under the Subordinated Indenture, any Paying Agent or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

     By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections
4.02 and 15.02 of the Subordinated Indenture)

     If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

  Discharge, Legal Defeasance and Covenant Defeasance

     The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company; (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with; and (4) the Company has delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Debt Securities of the series to recognize income, gain or loss for Federal income tax purposes. (Section 4.01)

     If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of each

Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Debt Securities of such series. Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

     At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Debt Securities of any series (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with any obligation of the Company in the applicable Indenture including any restrictive covenants described in the accompanying Prospectus Supplement and any other covenants applicable to the Debt Securities which are subject to covenant defeasance (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination" herein) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of (and premium, if any) and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to the Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the applicable Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the applicable Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Debt Securities shall be reinstated in full. (Section 15.02)

  Payment and Paying Agents

     If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. (Section 12.03)

     If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series; provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange or redemption, where Subordinated Debt Securities of that series that are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the applicable Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the applicable Trustee, except that Bearer Securities of that series and the related coupons may be presented and surrendered for payment at the offices specified in the applicable Debt Security and the Company has appointed the applicable Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands. (Section 12.03)

     No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Bearer Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the applicable Trustee or the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

  Book-Entry Debt Securities

     The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (and premium, if any) and interest on Debt Securities represented by a Global Note will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

     If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Debt Securities, will be described in the accompanying Prospectus Supplement.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery or Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Notes and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Notes. (Section 3.04)

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the

Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal and interest payments on the Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Debt Security certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Debt Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Notes will be Direct Participants in DTC.

     None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  Conversion or Exchange Rights

     The terms and conditions, if any, upon which Subordinated Debt Securities being offered are convertible or exchangeable into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include the conversion or exchange price, the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversions or exchanges in the event of the redemption of such Subordinated Debt Securities.

  Concerning the Trustees

     The Company may from time to time maintain deposit accounts and conduct other banking transactions with The First National Bank of Chicago or State Street Bank and Trust Company and their affiliated entities in the ordinary course of business.

  Certain Definitions

     Set forth below is summary of certain defined terms used in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms.

     "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Debt Securities of such series and to have satisfied all the obligations under the applicable Indenture relating to the Debt Securities of such series, except
(i) the right of Holders of Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the applicable Trustee and (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee thereunder. (Section 15.02)

     "Indebtedness" means (i) any liability of any Persons (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) preferred or preference stock of a Subsidiary of the Company held by Persons other than the Company or a Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above. (Section 1.01)

     "Senior Indebtedness" means the principal of (and premium, if any) and unpaid interest on (i) Indebtedness of the Company, whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed (other than the Indebtedness evidenced by the Subordinated Debt Securities of any series), unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such Indebtedness is not senior or prior in right of payment to the Subordinated Debt Securities or is pari passu or subordinate by its terms in right of payment to the Subordinated Debt Securities and (ii) renewals, extensions and modifications of any such Indebtedness. (Section 1.01 of the Subordinated Indenture)

     "Subsidiary" means any Corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such Corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof. (Section 1.01)

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 15.02)

PREFERRED STOCK

     The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Articles of Amendment relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

  General

     Under the Company's Articles of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     The Preferred Stock offered hereby will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered;
(2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (7) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

     The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock offered hereby (the "Parity Stock").

  Dividend Rights

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

     The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

  Voting Rights

     The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, as amended, of the Company (the "Articles of Incorporation") and the By-Laws, as amended, of the Company (the "By-Laws") and the Rights Plan of the Company dated as of July 27, 1994 between the Company and Chemical Bank, as Rights Agent (the "Rights Plan"). The Articles of Incorporation are an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A, the form of Articles of Amendment of Articles of Incorporation for the PRIDES (as defined herein) is an exhibit to the Company's Current Report on Form 8-K dated May 25, 1995, the By-Laws are an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and the Rights Plan is an exhibit to Company's Registration Statement on Form 8-A. Amendments to the Articles of Incorporation set forth in the Proxy Statement dated May 1, 1995 were approved at the Annual Meeting of Shareholders on June 14, 1995.

     The Company is authorized to issue (i) 100,000,000 shares of Common Stock, par value $2.00 per share and (ii) 20,000,000 shares of Preferred Stock, par value $2.00 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of Directors. The Board of Directors may issue one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and the holders of other series of Preferred Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the

Rights Plan, the Board of Directors authorized the issuance of 1,000,000 shares of Series A Junior Participating Preferred Stock to holders of rights issued under the Rights Plan. See "-- Rights Plan" below.

     As of June 16, 1995, 13,913,544 shares of Common Stock were issued and outstanding, excluding 579,841 treasury shares, and 1,955,000 shares of Preferred Redeemable Increased Dividend Equity SecuritiesSM, 6 3/4% PRIDESSM, Convertible Preferred Stock, par value $2.00 per share ("PRIDESSM") were issued and outstanding.

COMMON STOCK

  Dividends

     Holders of the Company's Common Stock are entitled to receive such dividends as may be legally declared by the Board of Directors. The declaration and amount of future dividends may depend, in part, on restrictive covenants contained in certain loan agreements and certain state regulations regarding minimum capitalization requirements for insurance companies that have the effect of limiting dividends from UCLIC and UG Title to the Company.

  Voting Rights

     Holders of Common Stock are entitled to one vote for each share held of record. Except as discussed below, action of the stockholders may generally be taken by the affirmative vote of a majority of the shares present or represented at a duly called meeting at which a quorum is present or represented.

  Other Rights

     Holders of Common Stock have no preemptive or subscription rights and have no liability for further calls or assessments. All shares of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation.

     The transfer agent and registrar for the Common Stock is Chemical Bank of New York, New York.

PRIDES

  General

     The PRIDES are shares of convertible preferred stock and rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The shares of PRIDES mandatorily convert into shares of Common Stock on July 1, 2000 (the "Mandatory Conversion Date") and the Company has the option to redeem the shares of PRIDES, in whole or in part, at any time and from time to time on or after July 1, 1998, and prior to the Mandatory Conversion Date at the Call Price (as defined herein), payable in shares of Common Stock. In addition, the shares of PRIDES are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

  Dividends

     Holders of shares of PRIDES are entitled to receive annual cumulative dividends at a rate per annum of 6 3/4% of the stated liquidation preference (equivalent to a rate of $2.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on each January 1, April 1, July 1, and October 1, or, if any such date is not a business day, on the next succeeding business day, commencing July 1, 1995.

  Mandatory Conversion

     On the Mandatory Conversion Date, unless previously redeemed or converted, each outstanding share of PRIDES are mandatorily convertible into (i) one share of Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a prior date).

  Optional Redemption

     Shares of PRIDES are not redeemable prior to July 1, 1998. At any time and from time to time on or after July 1, 1998, and ending immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of Common Stock equal to the Call Price divided by the Current Market Price (as defined herein) on the applicable date of determination, but in no event less than .826 of a share of Common Stock, subject to adjustment as described herein. The number of shares of Common Stock to be delivered in payment of the applicable Call Price will be determined on the basis of the Current Market Price of the Common Stock prior to the announcement of the redemption, and the market price of the Common Stock may vary between the date of such determination and the subsequent delivery of such shares.

     The "Call Price" of each share of PRIDES is the sum of (i) $45.188 on and after July 1, 1998, to and including September 30, 1998, $45.040 on and after October 1, 1998, to and including December 31, 1998, $44.891 on and after January 1, 1999, to and including March 31, 1999, $44.743 on and after April 1, 1999, to and including June 30, 1999, $44.594 on and after July 1, 1999, to and including September 30, 1999, $44.446 on and after October 1, 1999, to and including December 31, 1999, $44.297 on and after January 1, 2000, to and including March 31, 2000, $44.149 on and after April 1, 2000, to and including May 31, 2000, and $44.00, on and after June 1, 2000, to and including July 1, 2000, and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

     The "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (x) the average of the Closing Prices (as defined below) of the Common Stock for the 15 consecutive trading days ending on and including such date of determination and (y) the Closing Price of the Common Stock for such date of determination; provided, however, that, with respect to any redemption of shares of PRIDES, if any event resulting in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such 15-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. The term "Closing Price" on any day means the last reported sales price on such day or, in case no such sale takes place on such day, the average of the reported closing high and low quotations, in each case on the Nasdaq National Market, or, if the Common Stock is not listed on the Nasdaq National Market, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or admitted to trading on any national securities exchange, the average of the high bid and low-asked quotations of the Common Stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if no such quotations are available, the fair market value of the Common Stock as determined by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for such purpose.

     The "Common Equivalent Rate" is initially one share of Common Stock for each share of PRIDES and is subject to adjustment as appropriate in certain circumstances, including if the Company shall (a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue certain rights (excluding the Rights (as defined under "Description of Capital Stock -- Rights Plan")) or warrants to all holders of its Common Stock unless such rights or warrants are issued to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such issuance, or (f) pay a dividend or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company but excluding any cash dividends or distributions, other than certain extraordinary cash distributions, and dividends referred to in clause (a) above) unless such dividend or distribution is made to each holder of shares of PRIDES on a pro rata basis with the shares of Common Stock based on the Common Equivalent Rate in effect on the date immediately preceding such dividend or distribution.

  Conversion at the Option of the Holder

     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .826 of a share of Common Stock (the "Optional Conversion Rate"), equivalent to the Conversion Price of $53.24 per share of Common Stock, subject to adjustment as described herein. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the Common Stock from time to time, all as set forth herein. The right of holders to convert shares of PRIDES called for redemption will terminate immediately prior to the close of business on the redemption date.

  Voting Rights

     The holders of shares of PRIDES have the right with the holders of Common Stock to vote in the election of Directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of 4/5 of a vote for each share of PRIDES. On such matters, the holders of shares of PRIDES and the holders of Common Stock will vote together as one class except as otherwise provided by law or the Company's Articles of Incorporation. In addition, (i) whenever dividends on the shares of PRIDES or any other series of the Company's preferred stock (all series of which, including the shares of PRIDES, hereinafter are called the "Preferred Stock") with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of the shares of PRIDES (voting separately as a class) will be entitled to vote, on the basis of one vote for each share of PRIDES, for the election of two Directors of the Company, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of the shares of PRIDES may have voting rights with respect to certain alterations of the Company's Articles of Incorporation and certain other matters, voting on the same basis or separately as a series.

  Liquidation Preference and Ranking

     The shares of PRIDES rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference of each share of PRIDES is an amount equal to the sum of (i) $44.00 and (ii) all accrued and unpaid dividends thereon.

SPECIAL CHARTER, BY-LAW AND LOUISIANA LAW PROVISIONS

     Certain provisions of the Company's Articles of Incorporation, the Company's By-Laws, Louisiana law, and the Company's Rights Plan, may have the effect of delaying, deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Company's Common Stock or a proxy contest for control of the Company.

  Anti-Takeover Provisions in the Company's Articles of Incorporation and
By-Laws

     On January 31, 1995, the Company's Board of Directors adopted several amendments to the Company's By-Laws, to be effective as of January 31, 1995, which amendments, among other things: (1) authorize the Board of Directors exclusively to fix the number of directors by no less than a 66 2/3% vote and classify the Board into three classes with staggered terms; (2) provide procedures for the removal of directors and for filling vacancies on the Board;
(3) provide advance notice procedures for shareholder nominations and proposals; and (4) provide procedures for the calling of a special meeting of the shareholders.

     In addition, on June 14, 1995 the Company's shareholders approved amendments to its Articles of Incorporation to, among other things, require the affirmative vote of the holders of not less than 80% of the total voting power of the Company to alter, amend or repeal the foregoing amendments to the Company's By-Laws that were adopted by the Board of Directors on January 31, 1995.

     Other amendments to the Company's Articles of Incorporation approved by the Company's shareholders on June 14, 1995: (a) provide that no action may be taken by the shareholders except at an annual or special meeting; (b) provide that a special meeting of the shareholders may be called only by a written request signed by the holders of no less than 66 2/3% of the total voting power of the Company; (c) provide that amendments (a) and (b) may not be amended, altered or repealed except by the affirmative vote of the holders of no less than 80% of the total voting power of the Company; and (d) eliminate the right of a director absent from a meeting of the Board or any committee thereof to give a proxy to another director or to a shareholder.

     Taken together, the amendments to the Articles of Incorporation and By-Laws of the Company approved by the Company's shareholders on June 14, 1995 (which amendments may not be amended, altered or repealed without the 80% shareholder vote) make more difficult, and thus may discourage, any attempt to gain control of the Company through a proxy contest or through the acquisition of the Company's Common Stock, and as a result, will tend to perpetuate the control of present management. The 80% voting requirements in certain provisions of the amendments could allow the holders of just over 20% of the total voting power of the Company to defeat proposed actions that might be supported by persons holding a majority of the total voting power of the Company. As of March 31, 1995, the directors and executive officers of the Company were the beneficial owners of 10.893% of the outstanding shares of Common Stock.

     The Company's Articles of Incorporation contain other provisions that have intended "anti-takeover" effects. The Articles of Incorporation of the Company include certain provisions (the "Special Vote Provisions") requiring the affirmative vote of 80% of the outstanding shares of the Company's voting stock before the Company may enter into (i) a merger or consolidation with any other corporation, (ii) a sale or lease of substantially all of the assets of the Company to any other corporation, person or entity, or (iii) a sale or lease to the Company by any other corporation, person or other entity of assets having a value greater than $1 million in exchange for voting stock of the Company, in each case if such other corporation, person or other entity, directly or indirectly, owns or controls 10% or more of the Company's voting stock prior to any such transaction. The Special Vote Provisions apply only to the above-described transactions which do not receive prior approval of the Board of Directors.

     The Articles of Incorporation of the Company also contain certain provisions (the "Takeover Consideration Provisions") authorizing the Board of Directors, in evaluating an offer from a third party to merge with or acquire the shares or assets of the Company, to give due consideration to certain factors not directly related either to the price per share offered for or the then market price of the Company's Common Stock. The factors that the Board of Directors is authorized to consider under the Takeover Consideration Provisions include, without limitation: (i) the consideration being offered in the acquisition proposal as it relates to the then current value of the Company in a freely negotiated transaction, and to the Board of Directors' then estimate of the future value of the Company as an independent entity; (ii) the social, legal and economic effects of the acquisition proposal on the Company and its subsidiaries, and the franchisees, employees, suppliers, customers, creditors and business of the Company and its subsidiaries; (iii) the financial condition and earnings prospects of the potential offeror, including but not limited to, debt service and other existing or likely financial obligations of the potential offeror, and the possible effect of such condition upon the Company and its subsidiaries and other elements of the communities in which the Company and its subsidiaries operate or are located; and (iv) the competence, experience and integrity of the potential offeror.

     Pursuant to Section 92G of the Louisiana Business Corporation Law (the "LBCL"), the Board of Directors is also authorized to consider the factors set forth therein (which are generally comparable to those set forth in the Takeover Consideration Provisions) and any other factors which it deems relevant in evaluating a tender offer or an offer to make a tender or exchange offer or to effect a merger or consolidation.

     The Special Vote Provisions and the Takeover Consideration Provisions may be altered only by the affirmative vote of 80% of the outstanding shares of the Company's voting stock.

  Directors' and Officers' Exculpation and Indemnification

     The Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 92D of the LBCL, which specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful, or (iv) for any transaction from which the director or officer derived an improper personal benefit. With the exception of the items noted in (i) through (iv) above, the effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of his or her fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's or officer's fiduciary duty.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by Louisiana law.

     The Company has also entered into indemnification agreements with its directors and certain of its officers.

  Louisiana Fair Price and Control Share Acquisition Statutes

     As a Louisiana corporation, the Company is subject to the provisions of the LBCL which contain "fair price" and "control share acquisition" provisions. Each of these provisions imposes significant restrictions on the ability of an acquiror of a large block of voting stock of a Louisiana corporation to exercise control over the corporation.

     The "fair price" provisions are set forth in Sections 132-134 of the LBCL and are designed to restrict the ability of a Louisiana corporation to enter into mergers or other extraordinary corporate transactions with certain stockholders. These provisions require that certain business combinations between a Louisiana corporation and "interested stockholders" must be approved by (i) the corporation's Board of Directors, (ii) the affirmative vote of at least 80% of the voting stock of the corporation, and (iii) the affirmative vote of two-thirds of the voting stock of the corporation (excluding stock held by the interested stockholders), unless the business combination satisfies certain "fair price" tests regarding the payments to be made to stockholders and meets certain other procedural requirements. An "interested stockholder" is defined as any person (other than the corporation, any subsidiary of the corporation or any employee benefit plan of the corporation or any subsidiary) that is the beneficial owner of 10% or more of the voting stock of the corporation. In general, the "fair price" tests measure the value stockholders receive for their stock from an interested stockholder in transactions within a two year period.

     The "control share acquisition" provisions of the LBCL are set forth in Sections 135-140.2. In general, these provisions provide that persons who, after May 4, 1987, acquire stock that would normally entitle them to exercise 20% or more of the voting power of the corporation will not be able to vote the shares acquired by them in excess of 20% of such voting power unless their ability to vote is reinstated by the stockholders of the corporation at a meeting held after the acquiring person requests such a vote. A corporation is required to call such a meeting only if the person proposing to make a control share acquisition (an "acquiring stockholder") has demonstrated a financial ability to make a successful acquisition and such proposed acquisition is lawful. At such a meeting, the voting rights of the acquiring stockholder will be reinstated for shares held by the acquiring stockholder in excess of 20% of the Company's voting power if approved by the affirmative vote of (i) a majority of all shares of the Company then entitled to vote and (ii) a majority of all shares of the Company then entitled to vote (excluding shares beneficially owned by the acquiring stockholder, its officers and its directors who are also its employees). If the voting rights of the acquiring stockholder are reinstated, such stockholder can acquire additional voting shares within certain threshold levels, without obtaining additional stockholder approval. However, if the acquiring stockholder acquires additional shares in an acquisition that places such stockholder above the threshold ownership levels of one-third and one-half of all voting shares, the additional shares acquired in such an acquisition in excess of such ownership levels will not have voting rights unless reinstated by the stockholders pursuant to the voting procedures described above. A corporation must call a stockholders' meeting within 50 days of the date that both the corporation and the proposed acquiring stockholder file definitive proxy materials with the Commission.

  Louisiana Insurance Code

     UCLIC is a Louisiana chartered life insurance company. Section 731 of the Louisiana Insurance Code (La.R.S. 22:731) provides that a Louisiana insurer may merge or consolidate with or acquire control of another insurer, or a person may acquire control of a Louisiana insurance company only if the plan of merger or consolidation or acquisition of control is submitted to or receives advance approval from the Louisiana Commissioner of Insurance after a public hearing thereon. Section 731 provides that the Louisiana Commissioner of Insurance may disapprove any such merger, consolidation or other acquisition of control for any of the following reasons: (i) the effect thereof would be substantially to lessen competition in insurance in Louisiana or tend to create a monopoly therein; (ii) the financial condition of any acquiring party is such as might jeopardize the financial stability of the insurer, or prejudice the interests of its policyholders or the interests of any remaining security holders who are unaffiliated with such acquiring party; (iii) the terms of the offer, request, invitation, agreement or acquisition are unfair and unreasonable to the security holders of the insurer; (iv) the plans or proposals which the acquiring party has to liquidate the insurer, sell its assets or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management are unfair and unreasonable to policyholders of the insurer and not in the public interest; or (v) the competence, experience and integrity of those persons who would control the operation of the insurer are such that it would not be in the interest of policyholders of the insurer and of the public to permit the merger, consolidation or other acquisition of control.

     Louisiana's Insurance Holding Company System Regulatory Law, constituting
Part XXI-A of the Louisiana Insurance Code (La.R.S. 22:1001-1015), requires the filing of periodic registration statements by the Company with the Louisiana Commissioner of Insurance and regulates transactions among members of an insurance holding company system such as that of the Company. Any change of control (10% or more of voting securities is presumed to constitute control for purposes of this legislation) requires notification to hearing before and approval of the Louisiana Commissioner of Insurance.

RIGHTS PLAN

     On July 27, 1994, the Board of Directors of the Company redeemed the rights issued under the rights plan adopted in February 1989, adopted the Rights Plan, declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock on August 6, 1994, and authorized the issuance of one Right with respect to each share of Common Stock issued after August 6, 1994, and before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.

     Each Right entitles the registered holder upon exercise on and after the Distribution Date to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $2.00 per share (the "Preferred Shares"), of the Company at a price of $240.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights, and the Preferred Shares into which such Rights are exercisable, are set forth in the Rights Plan.

     The "Distribution Date" occurs on the earliest of the close of business on
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, (ii) the tenth day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of Common Stock, or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such person not acquiring more than a specified amount of stock and/or such person not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person. Until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. The Rights will expire on July 31, 2004 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

     The Purchase Price payable, and the number of Preferred Shares or other securities of property issuable, on exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the Preferred Shares or other events described in the Rights Plan.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock, Finally, in the event of merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     The Rights Plan contains a "flip-over" feature allowing the exercise of the Rights so that the holder thereof (except those Rights held by the Acquiring Person) will receive shares of Common Stock of the Acquiring Person at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-over" feature provides that in the event that the Company is acquired by an Acquiring Person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the Acquiring Person which at the time of such transaction will have a market value of two times the Purchase Price.

     The Rights Plan also contains a "flip-in" feature allowing holders of Rights (except those held by an Acquiring Person) to purchase Common Stock of the Company at half price, causing substantial dilution to the Acquiring Person. In general, this "flip-in" feature provides that in the event that (i) any person becomes the beneficial owner of 25% or more of the outstanding Common Stock (unless such person first acquires 25% or more of the outstanding Common Stock by a purchase pursuant to a tender offer for all of the Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders, employees, customers and communities in which the Company does business), (ii) any person is declared by the Board of Directors to be an Adverse Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions set forth in the Rights Plan, or (iv) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common stock (or, in the event that there are insufficient authorized shares of Common Stock substitute consideration such as cash, property, or other securities of the Company) having a market value of two times the Purchase Price.

     At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person of 25% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     At any time prior to the tenth day following a public announcement that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holder of the Rights will be to receive the Redemption Price. The date on which the redemption of the Rights occurs pursuant to the foregoing provisions is referred to herein as the "Redemption Date."

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of the Common Stock then known to the Company to be beneficially owned by any Acquiring Person and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely effect the interests of the holders of the Rights.

     Until a Right is exercised, the holder of a Right will not, by reason of being such a holder, have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Company to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom UCFC has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and any securities exchange, if any, on which such Offered Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If underwriters are used in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

     The Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold, and any discounts or commissions received by it from UCFC and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The legality of the Debt Securities will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York. The legality of the Common Stock and Preferred Stock will be passed upon for the Company by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Certain legal matters in connection with any offering of Securities involving any underwriters or dealers will be passed upon for such underwriters or dealers by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. As to matters governed by the laws of the State of Louisiana, Stroock & Stroock & Lavan and Simpson Thacher & Bartlett will rely upon Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation). As of June 15, 1995, individual stockholders of the firm of Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation) owned, directly or indirectly, approximately 25,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from UCFC's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment No. 1 on Form 10-K/A, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1995 and 1994, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Report on From 10-Q for the quarter ended March 31, 1995 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The registration fee and the estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

        Registration Fee -- Securities and Exchange Commission..........  $ 68,965.52
        Printing and Engraving Expenses.................................   175,000.00
        Legal Fees and Expenses.........................................   350,000.00
        Accounting Fees and Expenses....................................    35,000.00
        Blue Sky Fees and Expenses......................................    45,000.00
        Indenture Trustees Expenses.....................................     7,000.00
        Rating Agency Fees and Expenses.................................   100,000.00
        Transfer Agent Fees.............................................    10,000.00
        Listing Fees....................................................            *
        Miscellaneous...................................................   150,000.00
                                                                          -----------
                  Total.................................................  $940,965.52
                                                                          ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 83 of the Louisiana Business Corporation Law (the "LBCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or director actually incurred. Section 83 permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by the LBCL.

     The Articles of Incorporation, as amended, provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for breach of the directors' or officers' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 92(D) of the LBCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit. Section 92(D) of the LBCL specifies certain corporate transactions, such as certain dividend declarations and dispositions of assets, as unlawful. The effect of this provision of the Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer. This provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief, such as an injunction or recession in the event of a breach of a director's or officer's fiduciary duty.

ITEM 16.  LIST OF EXHIBITS.

      EXHIBIT
       NUMBER                                 DESCRIPTION OF DOCUMENT
- --------------------   ----------------------------------------------------------------------
         1.1(1)        -- Form of Underwriting Agreement for Securities
         4.1(2)        -- Series A Junior Participating Preferred Stock Purchase Rights
         4.2(3)        -- Senior Indenture
         4.3(3)        -- Form of Senior Note (included in Exhibit 4.2)
         4.4(4)        -- Subordinated Indenture
         4.5(4)        -- Form of Subordinated Note (included in Exhibit 4.4)
         4.6(5)        -- First Supplemental Senior Indenture for 9.35% Senior Notes due
                          November 1, 1999
         4.7(1)        -- Form of Articles of Amendment for Preferred Stock
         4.8(1)        -- Specimen Preferred Stock Certificate
         4.9(1)        -- Articles of Amendment for PRIDES
         4.10(6)       -- Specimen Certificate of PRIDES
         5.1(1)        -- Opinion of Stroock & Stroock & Lavan regarding legality of securities being registered
         5.2(1)        -- Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
                          Corporation) regarding legality of securities being registered
        12.1(7)        -- Statement of Computation of Ratio of Earnings to Fixed Charges
        12.2(8)        -- Statement of Computation of Ratio of Earnings to Combined Fixed
                          Charges and Preferred Stock Dividends
        15.1(1)        -- Letter of Deloitte & Touche LLP regarding unaudited financial information
        23.1(1)        -- Consent of Stroock & Stroock & Lavan (included in Exhibit 5.1)
        23.2(1)        -- Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
                          Corporation) (included in Exhibit 5.2)
        23.3(1)        -- Consent of Deloitte & Touche LLP
        24.1(1)        -- Powers of Attorney (included in Part II of this Registration
                          Statement)
        25.1(1)        -- Statement of Eligibility of Senior Trustee on Form T-1
        25.2(1)        -- Statement of Eligibility of Subordinated Trustee on Form T-1

- ---------------

(1) Filed herewith.

(2) Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on August 5, 1994.

(3) Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(4) Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(5) Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(6) Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(7) Incorporated by reference to Exhibit 12.1 to the Company's Current Report on Form 8-K filed May 26, 1995.

(8) Incorporated by reference to Exhibit 12.2 to the Company's Current Report on Form 8-K filed May 26, 1995.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
     Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement at the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment if any that contains a form of prospectus shall be deemed to be a new registration statement relating to the Securities offered thereon, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana on June 16, 1995.

                                    UNITED COMPANIES FINANCIAL CORPORATION

                                    By:       /s/  SHERRY E. ANDERSON
                                       ----------------------------------------
                                                   Sherry E. Anderson
                                          Senior Vice President and Secretary

     Known all men by these presents, that each person whose signature appears below constitutes and appoints Sherry E. Anderson, Dale E. Redman and J. Terrell Brown, acting singly, as his true and lawful attorney-in-fact and agent, with full power of substitution, and for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
          /s/  J. TERRELL BROWN                Chairman of the Board and          June 16, 1995
- ---------------------------------------------  Chief Executive Officer
               J. Terrell Brown                (Principal Executive Officer)

          /s/  JOHN D. DIENES                  President, Chief Operating         June 16, 1995
- ---------------------------------------------  Officer and Director
               John D. Dienes

          /s/  DALE E. REDMAN                  Executive Vice President,          June 16, 1995
- ---------------------------------------------  Chief Financial Officer and
               Dale E. Redman                  Director
                                               (Principal Financial Officer)

         /s/  JESSE O. GRIFFIN                 Senior Vice President and          June 16, 1995
- ---------------------------------------------  Controller (Principal
              Jesse O. Griffin                 Accounting Officer)

       /s/  JAMES J. BAILEY, III               Director                           June 16, 1995
- ---------------------------------------------
            James J. Bailey, III

         /s/  ROBERT H. BARROW                 Director                           June 16, 1995
- ---------------------------------------------
              Robert H. Barrow

        /s/  RICHARD A. CAMPBELL               Director                           June 16, 1995
- ---------------------------------------------
             Richard A. Campbell

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------  ------------------------------   ---------------
            /s/  HARRIS J. CHUSTZ, JR.         Director                           June 16, 1995
            Harris J. Chustz, Jr.

              /s/  ROY G. KADAIR, M.D.         Director                           June 16, 1995
             Roy G. Kadair, M.D.

                                               Director                           June   , 1995
            Robert D. Kilpatrick

                                               Director                           June   , 1995
            O. Miles Pollard, Jr.

           /s/  WILLIAM H. WRIGHT, JR.         Director                           June 16, 1995
           William H. Wright, Jr.

                                 EXHIBIT INDEX

 EXHIBIT                                                                               PAGE
  NUMBER                           DESCRIPTION OF DOCUMENT                            NUMBER
- ----------   --------------------------------------------------------------------   -----------
    1.1(1)   -- Form of Underwriting Agreement for Securities
    4.1(2)   -- Series A Junior Participating Preferred Stock Purchase Rights
    4.2(3)   -- Senior Indenture
    4.3(3)   -- Form of Senior Note (included in Exhibit 4.2)
    4.4(4)   -- Subordinated Indenture
    4.5(4)   -- Form of Subordinated Note (included in Exhibit 4.4)
    4.6(5)   -- First Supplemental Senior Indenture for 9.35% Senior Notes due
                November 1, 1999
    4.7(1)   -- Form of Articles of Amendment for Preferred Stock
    4.8(1)   -- Specimen Preferred Stock Certificate
    4.9(1)   -- Articles of Amendment for PRIDES
   4.10(6)   -- Specimen Certificate of PRIDES
    5.1(1)   -- Opinion of Stroock & Stroock & Lavan regarding legality of securities being registered
    5.2(1)   -- Opinion of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
                Corporation) regarding legality of securities being registered
   12.1(7)   -- Statement of Computation of Ratio of Earnings to Fixed Charges
   12.2(8)   -- Statement of Computation of Ratio of Earnings to Combined Fixed
                Charges and Preferred Stock Dividends
   15.1(1)   -- Letter of Deloitte & Touche LLP regarding unaudited financial information
   23.1(1)   -- Consent of Stroock & Stroock & Lavan (included in Exhibit 5.1)
   23.2(1)   -- Consent of Kantrow, Spaht, Weaver & Blitzer (A Professional Law
                Corporation) (included in Exhibit 5.2)
   23.3(1)   -- Consent of Deloitte & Touche LLP
   24.1(1)   -- Powers of Attorney (included in Part II of this Registration
                Statement)
   25.1(1)   -- Statement of Eligibility of Senior Trustee on Form T-1
   25.2(1)   -- Statement of Eligibility of Subordinated Trustee on Form T-1

- ---------------

(1) Filed herewith.

(2) Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on August 5, 1994.

(3) Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(4) Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(5) Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(6) Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on June 16, 1995.

(7) Incorporated by reference to Exhibit 12.1 to the Company's Current Report of Form 8-K filed May 26, 1995.

(8) Incorporated by reference to Exhibit 12.2 to the Company's Current Report of Form 8-K filed May 26, 1995.